                                              Filed Pursuant to Rule 424(B)(5)
                                              Reg. Nos. 333-32031, 333-32031-01
PROSPECTUS SUPPLEMENT
(To Prospectus dated August 1, 1997)
                                 $250,000,000

                        THERMO INSTRUMENT SYSTEMS INC.
                4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2005
       GUARANTEED ON A SUBORDINATED BASIS BY THERMO ELECTRON CORPORATION
                               -----------------

  The Debentures will be convertible into shares of Common Stock, $.10 par value ("Common Stock"), of Thermo Instrument Systems Inc. (the "Company") at any time (except that Bearer Debentures will not be convertible until the Exchange Date, as defined herein) and prior to redemption or maturity, at a conversion price of $35.65 per share, subject to adjustment in certain events. On January 14, 1998, the last reported sale price of the Common Stock on the American Stock Exchange was $31.00 per share. See "Price Range of Common Stock and Dividend Policy."

  Interest on the Debentures is payable semi-annually on January 15 and July 15, commencing July 15, 1998. The Debentures are not redeemable by the Company before January 15, 2001 except in the event of certain changes in United States taxation. Subject to the foregoing limitation, the Debentures will be redeemable by the Company upon payment of the principal amount of, premium, if any, and interest on the Debentures. Each holder of Debentures will have the right to cause the Company to redeem the Debentures in the event the Common Stock is no longer publicly traded, as further described herein.

  The Debentures are general, unsecured obligations of the Company and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the accompanying Prospectus) of the Company. As of September 27, 1997, the aggregate amount of Senior Indebtedness was approximately $343,600,000. The Debentures will be guaranteed (the "Guarantees") on a subordinated basis by Thermo Electron Corporation ("Thermo Electron" or the "Guarantor"). The Guarantees will be subordinated to all existing and future Senior Guarantor Indebtedness (as defined in the accompanying Prospectus). As of September 27, 1997, the aggregate amount of outstanding Senior Guarantor Indebtedness was approximately $295,304,000, stated on a pro forma basis to reflect the conversion of the Guarantor's $153,921,000 principal amount of 5% Senior Convertible Debentures due 2001. The Subordinated Indenture executed in connection with the issuance of the Debentures will not restrict the Company or the Guarantor from incurring additional senior indebtedness or any other indebtedness.

  As of January 14, 1998, the Company was a 82%-owned subsidiary of Thermo Electron.

  The Debentures have been approved for listing on the American Stock Exchange (the "AMEX") under the symbol THI.A. Contracts for securities traded on the AMEX must be settled in Registered Debentures (as defined herein).

                               -----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
     THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
      CRIMINAL OFFENSE.

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                                              Underwriting
                         Price to            Discounts and           Proceeds to
                          Public             Commissions(1)           Company(2)
---------------------------------------------------------------------------------
Per Debenture..            100%                  2 1/4%                97 3/4%
---------------------------------------------------------------------------------
Total..........        $250,000,000            $5,625,000            $244,375,000
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

(1) The Company and Thermo Electron have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $548,258.
                               -----------------

  The Debentures offered by this Prospectus Supplement are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Debentures will be made as set forth herein on or about January 21, 1998.
                               -----------------

          LEHMAN BROTHERS GOLDMAN, SACHS & CO. SALOMON SMITH BARNEY

January 15, 1998

  TO THE EXTENT APPLICABLE, THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT SUPERSEDES THE INFORMATION IN THE ATTACHED PROSPECTUS (THE "PROSPECTUS").

  THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND THE OFFERING OF THE DEBENTURES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS COME ARE REQUIRED BY THE UNDERWRITERS AND THE COMPANY TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE, AND MAY NOT BE USED FOR OR IN CONNECTION WITH, AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NO ACTION HAS BEEN TAKEN BY THE COMPANY, THERMO ELECTRON OR THE UNDERWRITERS THAT WOULD PERMIT AN OFFERING OF THE DEBENTURES OR THE CIRCULATION OR DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN ANY COUNTRY OR JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED.

  DEBENTURES IN BEARER FORM ARE SUBJECT TO U.S. TAX LAW REQUIREMENTS AND, SUBJECT TO CERTAIN EXCEPTIONS, MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO UNITED STATES PERSONS, AS DEFINED IN THE PROSPECTUS. SEE "DESCRIPTION OF DEBT SECURITIES OF THE COMPANY AND THE GUARANTEES" IN THE PROSPECTUS.

  FOR UNITED KINGDOM PURCHASERS: THE DEBENTURES MAY NOT BE OFFERED OR SOLD IN THE UNITED KINGDOM OTHER THAN TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS, WHETHER AS PRINCIPAL OR AGENT (EXCEPT IN CIRCUMSTANCES THAT DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 OR THE FINANCIAL SERVICES ACT 1986), AND THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS MAY ONLY BE ISSUED OR PASSED ON TO ANY PERSON IN THE UNITED KINGDOM IF THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1996, AS AMENDED BY ARTICLE 4 OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1997, OR IS A PERSON TO WHOM THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS MAY OTHERWISE LAWFULLY BE PASSED ON.

  IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, UNLESS OTHERWISE SPECIFIED OR THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO "DOLLARS," "U.S. DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES OR THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF DEBENTURES OR COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE DEBENTURES OR THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE DEBENTURES OR THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                 THE OFFERING

Securities Offered.........  $250,000,000 principal amount of 4% Convertible
                             Subordinated Debentures due 2005.

Interest...................  Interest on the Debentures is payable on the principal amount thereof at the rate stated on the cover page hereof, semi-annually in arrears on each January 15 and July 15, commencing July 15, 1998.

Conversion Rights..........  The Debentures are convertible at any time
                             (except that Bearer Debentures will not be convertible until the Exchange Date, as defined below) and prior to redemption or maturity into shares of Common Stock at a conversion price of $35.65 per share, subject to adjustment in certain events as described in the Prospectus.

Redemption.................  The Debentures are not redeemable by the Company before January 15, 2001 except in the event of certain changes in United States taxation. Subject to the foregoing limitation, the Debentures will be redeemable by the Company upon payment of the principal amount of, premium, if any, and interest on the Debentures.

Repayment Right............  Each holder of Debentures will have the right to cause the Company to redeem the Debentures in the event the Common Stock is no longer publicly traded.

Subordination..............  The Debentures are subordinated in right of payment to all Senior Indebtedness, as defined.

Guarantees.................  The Debentures are guaranteed by Thermo Electron.
                             The Guarantees are subordinated in right of payment to all Senior Guarantor Indebtedness, as defined.

Trading Market.............  The Debentures have been approved for listing on the American Stock Exchange (the "AMEX") under the symbol THI.A. Contracts for securities traded on the AMEX must be settled in Registered Debentures (as defined herein). The Common Stock is traded on the AMEX under the symbol THI.

Form of Debentures.........  The Debentures will be issued in both registered form ("Registered Debentures") and in bearer form ("Bearer Debentures"). Subject to certain exceptions, Bearer Debentures may not be offered, sold or delivered within the United States or to United States persons, as defined in the Prospectus. Payments on Bearer Debentures will be made without deduction for United States withholding taxes, to the extent described herein and in the Prospectus.

Global Registered
Debenture..................  Registered Debentures will be represented solely by a global Debenture registered in the name of Cede & Co., as the nominee of The Depository Trust Company ("DTC").

Temporary Global Bearer
Debenture..................  Bearer Debentures initially will be represented by a temporary global Debenture to be delivered to and deposited with Bankers Trust Company in London, as common depository, for subscribers' respective accounts at Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear Clearance System ("Euroclear"), or Cedel Bank, S.A. ("Cedel") on or about January 21, 1998 (the "Closing Date"). The temporary global Bearer Debenture will be exchangeable for definitive Bearer Debentures, each with related interest Coupons attached, commencing on the date 40 days after the Closing Date (the "Exchange Date"), upon certification that the beneficial owners of such Bearer Debentures are not United States persons or other persons who have purchased such Bearer Debentures for resale to United States persons. The temporary global Bearer Debenture will also be exchangeable for Registered Debentures at any time without certification of non-U.S. status provided that such exchange is permitted by the rules and procedures then in effect of Cedel, Euroclear and DTC and provided, further, that so long as Registered Debentures are represented solely by a global Debenture, such exchange may be effected only for an interest in such global Debenture, by and through a DTC Participant (as such term is defined in the Prospectus).

Use of Proceeds............  The Company intends to use the net proceeds from the sale of the Debentures for general corporate purposes, which may include possible acquisitions of businesses, repayment of outstanding indebtedness, capital expenditures, working capital requirements, research and development, and repurchase of its Common Stock and other securities and the securities of any of its subsidiaries through open-market purchases or otherwise.

                              RECENT DEVELOPMENTS

  The Company has settled the post-closing adjustment with Fisons plc over the purchase price the Company paid for its acquisition of a substantial portion of the businesses comprising the scientific instruments division of Fisons plc. See Note 4 to the Company's Consolidated Financial Statements for the fiscal year ended December 28, 1996. In the settlement, the purchase price was reduced by 22,150,000 British pounds sterling, and the Company received interest of 2,331,783 British pounds sterling with respect to the purchase price refund.

  Earl R. Lewis, President and Chief Operating Officer, has been promoted to Chief Executive Officer of the Company.

  The Company's previously disclosed arbitration proceeding with five employees of its Epsilon Industrial, Inc. subsidiary is expected to conclude in the first quarter of 1998. See Note 8 to the Company's Consolidated Financial Statements for the fiscal year ended December 28, 1996. The employees are now claiming actual damages of $60 million, punitive damages of twice the actual damages, attorneys' fees and expenses, and pre-judgment and post-judgment interest.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Debentures will amount to approximately $243,826,742. The Company intends to use these net proceeds for general corporate purposes, which may include possible acquisitions of businesses, repayment of outstanding indebtedness, capital expenditures, working capital requirements, research and development, and repurchase of its Common Stock and other securities and the securities of any of its subsidiaries through open-market purchases or otherwise. The precise amount and timing of the application of such proceeds will depend upon the funding requirements of the Company and the availability and cost of other funds. The Company is in various stages of negotiations with respect to several acquisitions; however, it currently has no commitment or agreement for any material acquisition. Pending these uses, the Company expects to invest the net proceeds primarily in investment grade interest or dividend bearing instruments, either directly by the Company or pursuant to a repurchase agreement with Thermo Electron. The Company's cash equivalents may be invested from time to time pursuant to a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, United States government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement currently earn a return equal to a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The following table sets forth the historical ratios of earnings to fixed charges of the Company and its subsidiaries, and of Thermo Electron and its subsidiaries, for the periods indicated. For purposes of computing the ratios of earnings to fixed charges, "earnings" represent income from continuing operations before taxes and cumulative effect of change in accounting principle, adjusted for minority interest in losses of consolidated subsidiaries and minority interest in consolidated subsidiaries with fixed charges, plus fixed charges, excluding capitalized interest. "Fixed charges" for continuing operations consist of interest on indebtedness and amortization of debt expense, capitalized interest and one-third of rental expense, which is deemed to be the interest component of such rental expense.

                              FISCAL YEAR (1)      NINE MONTHS ENDED
                          ------------------------ -----------------
                          1992 1993 1994 1995 1996  SEPT. 27, 1997
                          ---- ---- ---- ---- ---- -----------------
THERMO INSTRUMENT SYS-
 TEMS INC.:
Ratio of earnings to
 fixed charges..........  5.08 5.40 6.11 6.65 6.28       5.36
THERMO ELECTRON CORPORA-
 TION:
Ratio of earnings to
 fixed charges..........  3.05 3.21 3.63 4.17 4.18       4.99

--------
(1) Each of the Company's and Thermo Electron's fiscal years ended on January 2, 1993, January 1, 1994, December 31, 1994, December 30, 1995 and
    December 28, 1996.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The following table sets forth the high and low sales prices, for the periods indicated, of the Company's Common Stock on the AMEX (symbol: THI). Sales prices have been restated to reflect a five-for-four stock split, effected in the form of a 25% stock dividend, in October 1997.

      FISCAL 1996                                        HIGH     LOW
      -----------                                        ----     ---
      First Quarter..................................... $24 2/5  $19 7/10
      Second Quarter....................................  34 7/10  22 4/5
      Third Quarter.....................................  31       23 3/5
      Fourth Quarter....................................  30 1/10  23 1/5
      FISCAL 1997
      -----------
      First Quarter..................................... $29 1/5  $23 1/10
      Second Quarter....................................  28 1/2   22 1/2
      Third Quarter.....................................  34 1/5   24 3/5
      Fourth Quarter....................................  33 4/5   28 3/4
      FISCAL 1998
      -----------
      First Quarter (through January 14, 1998).......... $33 5/8  $31

  As of January 14, 1998, the Company had 3,012 holders of record of its Common Stock. This does not include holdings in street or nominee names. The closing price on the AMEX for the Company's Common Stock on January 14, 1998 was $31.00.

  The Company has never paid cash dividends on its securities and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Company's Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements and financial condition.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 27, 1997 and as adjusted to give effect to the sale of the Debentures offered hereby. There has been no material change in the capitalization of the Company since September 27, 1997.

                                                         SEPTEMBER 27, 1997
                                                       -------------------------
                                                                        AS
                                                         ACTUAL      ADJUSTED
                                                       -----------  ------------
                                                           (IN THOUSANDS,
                                                        EXCEPT SHARE AMOUNTS)
Short-term Obligations:
 Notes payable (includes $55,000 due to Thermo
  Electron)..........................................  $   129,918  $   129,918
 Current maturities of long-term obligations.........        2,367        2,367
 Due to Thermo Electron..............................       10,196       10,196
                                                       -----------  -----------
                                                       $   142,481     $142,481
                                                       ===========  ===========
Long-term Obligations:
 Senior convertible obligations (includes $140,000
  due to Thermo Electron)............................  $   330,784  $   330,784
 Subordinated convertible obligations................      180,500      430,500
 Other (includes $168,800 due to Thermo Electron)....      186,009      186,009
                                                       -----------  -----------
                                                           697,293      947,293
                                                       -----------  -----------
Minority Interest....................................      146,535      146,535
                                                       -----------  -----------
Shareholders' Investment:
 Common stock, $.10 par value, 250,000,000 shares
  authorized;
  122,391,652 shares issued(1)(2)....................       12,239       12,239
 Capital in excess of par value......................      320,483      320,483
 Retained earnings...................................      532,720      532,720
 Treasury stock at cost, 768,356 shares..............       (7,435)      (7,435)
 Cumulative translation adjustment...................      (29,089)     (29,089)
 Net unrealized gain on available-for-sale
  investments........................................           12           12
                                                       -----------  -----------
                                                           828,930      828,930
                                                       -----------  -----------
Total Capitalization (Long-term Obligations, Minority
 Interest and
 Shareholders' Investment)...........................  $ 1,672,758  $ 1,922,758
                                                       ===========  ===========

--------
(1) Does not include shares reserved for possible issuance under the Company's stock-based compensation plans and shares reserved for issuance upon possible conversion of the Company's convertible obligations.
(2) Reflects a five-for-four stock split effected in October 1997 in the form of a 25% stock dividend.

                        SELECTED FINANCIAL INFORMATION

  The selected financial information presented below as of and for the fiscal years ended December 30, 1995 and December 28, 1996, and for the fiscal year ended December 31, 1994, has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report incorporated by reference into the Prospectus. The selected financial information as of and for the fiscal years ended January 2, 1993 and January 1, 1994, and as of December 31, 1994, has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, but have not been included or incorporated by reference into the Prospectus. This information should be read in conjunction with the Company's Consolidated Financial Statements and related notes incorporated by reference into the Prospectus. The selected financial information for the nine-month periods ended September 28, 1996 and September 27, 1997 has not been audited but, in the opinion of the Company, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis. The results of operations for the nine-month period ended September 27, 1997 are not necessarily indicative of results for the entire year.

                                          FISCAL YEAR ENDED                         NINE MONTHS ENDED
                          ------------------------------------------------------  ----------------------
                          JAN. 2,   JAN. 1,    DEC. 31,    DEC. 30,    DEC. 28,   SEPT. 28,   SEPT. 27,
                            1993    1994(1)    1994(2)     1995(3)     1996(4)     1996(5)     1997(6)
                          --------  --------  ----------  ----------  ----------  ----------  ----------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
 DATA:
Revenues................  $368,532  $529,278  $  649,992  $  782,662  $1,209,362  $  862,415  $1,138,255
                          --------  --------  ----------  ----------  ----------  ----------  ----------
Costs and Operating
 Expenses:
 Cost of revenues.......   187,786   269,582     335,341     403,443     654,165     462,724     598,941
 Selling, general, and
  administrative
  expenses..............    98,109   139,206     174,490     220,436     340,963     250,852     305,977
 Research and
  development expenses..    26,138    34,510      42,924      54,314      84,091      61,969      78,604
 Nonrecurring costs.....       --        --          --          --        3,500       3,500         800
                          --------  --------  ----------  ----------  ----------  ----------  ----------
                           312,033   443,298     552,755     678,193   1,082,719     779,045     984,322
                          --------  --------  ----------  ----------  ----------  ----------  ----------
Operating Income........    56,499    85,980      97,237     104,469     126,643      83,370     153,933
Interest Income.........     6,994     3,644       5,935      14,646      20,490      14,171      18,541
Interest Expense........   (11,389)  (14,384)    (15,761)    (18,129)    (28,923)    (20,765)    (33,843)
Gain on Issuance of
 Stock by Subsidiaries..       --        --        6,469      20,128      71,713      61,133      37,871
Other Income, Net.......     2,325       --        2,000       2,227         --          --          --
                          --------  --------  ----------  ----------  ----------  ----------  ----------
Income from Continuing
 Operations Before
 Provision for Income
 Taxes and Minority
 Interest...............    54,429    75,240      95,880     123,341     189,923     137,909     176,502
Provision for Income
 Taxes..................    22,763    32,447      37,507      42,713      51,727      34,807      60,680
Minority Interest
 Expense................       --        --          112       1,324       5,445       3,242       7,743
                          --------  --------  ----------  ----------  ----------  ----------  ----------
Income from Continuing
 Operations.............    31,666    42,793      58,261      79,304     132,751      99,860     108,079
Income from Discontinued
 Operations (net of
 applicable income taxes
 of $1,272 in 1992,
 $1,662 in 1993, and
 $1,655 in 1994)........     1,464     1,971       1,959           2         --          --          --
                          --------  --------  ----------  ----------  ----------  ----------  ----------
Net Income..............  $ 33,130  $ 44,764  $   60,220  $   79,306  $  132,751  $   99,860  $  108,079
                          ========  ========  ==========  ==========  ==========  ==========  ==========
Earnings per Share from
 Continuing Operations:
 Primary................  $    .31  $    .41  $      .53  $      .70  $     1.12  $      .85  $      .89
                          ========  ========  ==========  ==========  ==========  ==========  ==========
 Fully diluted..........  $    .30  $    .39  $      .49  $      .64  $     1.02  $      .77  $      .82
                          ========  ========  ==========  ==========  ==========  ==========  ==========
Earnings per Share:
 Primary................  $    .33  $    .43  $      .55  $      .70  $     1.12  $      .85  $      .89
                          ========  ========  ==========  ==========  ==========  ==========  ==========
 Fully diluted..........  $    .31  $    .40  $      .50  $      .64  $     1.02  $      .77  $      .82
                          ========  ========  ==========  ==========  ==========  ==========  ==========
Weighted Average Shares:
 Primary................   101,394   105,258     110,216     113,222     118,857     118,145     121,483
                          ========  ========  ==========  ==========  ==========  ==========  ==========
 Fully diluted..........   117,660   121,559     132,654     113,690     135,390     134,263     139,555
                          ========  ========  ==========  ==========  ==========  ==========  ==========
BALANCE SHEET DATA (AT
 END OF PERIOD):
Working Capital.........  $ 68,412  $238,053  $  230,306  $  489,895  $  636,703  $  420,607  $  547,539
Total Assets............   686,425   891,141   1,011,917   1,372,813   1,924,400   1,763,747   2,307,492
Long-term Obligations...   170,092   286,161     263,559     441,034     554,214     384,953     697,293
Shareholders'
 Investment.............   272,723   358,055     440,763     542,705     746,267     705,774     828,930

-------
(1) Reflects the February 1993 acquisition of Spectra-Physics Analytical, Inc., the April 1993 sale of the biomedical instruments products business of the Company's Nicolet Instrument Corporation subsidiary, and the September 1993 issuance of $210.0 million aggregate principal amount of 3 3/4% senior convertible obligations due 2000.
(2) Reflects the March 1994 acquisition of several businesses within the EnviroTech Measurements & Controls group of Baker Hughes Incorporated and nontaxable gains of $6.5 million from the issuance of stock by subsidiary.
(3) Reflects the August and October 1995 issuance of $96.3 million principal amount of 5% subordinated convertible debentures due 2000 by each of ThermoQuest Corporation and Thermo Optek Corporation, respectively, and nontaxable gains of $20.1 million from the issuance of stock by subsidiaries.
(4) Reflects the March 1996 acquisition of a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc, the October 1996 issuance of $172.5 million principal amount of 4 1/2% senior convertible debentures due 2003, and nontaxable gains of $71.7 million from the issuance of stock by subsidiaries.
(5) Reflects the March 1996 acquisition of a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc and nontaxable gains of $61.1 million from the issuance of stock by subsidiaries.
(6) Reflects the March 1997 acquisition of Life Sciences International PLC and nontaxable gains of $37.9 million from the issuance of stock by subsidiaries.

                       CAPITALIZATION OF THERMO ELECTRON

  The following table sets forth the capitalization of Thermo Electron as of September 27, 1997, stated on a pro forma basis to reflect the issuance by ThermoTrex Corporation, in October 1997, of $114,500,000 principal amount of 3 1/4% Convertible Subordinated Debentures due 2007, which excludes $10,000,000 principal amount purchased by Thermo Electron, and the conversion in October 1997 of $153,921,000 principal amount of Thermo Electron's 5% Senior Convertible Debentures and as adjusted to give effect to the sale of the Debentures offered hereby. There has been no material change in the capitalization of Thermo Electron since September 27, 1997, except as reflected in the pro forma column below.

                               SEPTEMBER 27, 1997
                             ------------------------
                                              AS
                              PRO FORMA    ADJUSTED
                             -----------  -----------
                                 (IN THOUSANDS,
                              EXCEPT SHARE AMOUNTS)
Short-term Obligations:
 Notes payable............   $    97,980  $    97,980
 Current maturities of
  long-term obligations...        75,543       75,543
                             -----------  -----------
                             $   173,523  $   173,523
                             ===========  ===========
Long-term Obligations(1):
 Senior convertible obli-
  gations(2)..............   $   190,784  $   190,784
 Convertible subordinated
  obligations(3)..........     1,487,698    1,737,698
 Nonrecourse tax-exempt
  obligations.............        51,800       51,800
 Other....................        49,742       49,742
                             -----------  -----------
                               1,780,024    2,030,024
                             -----------  -----------
Minority Interest.........       695,638      695,638
                             -----------  -----------
Common Stock of
 Subsidiaries Subject to
 Redemption
 ($113,712 redemption
 value)...................       111,124      111,124
                             -----------  -----------
Shareholders' Investment:
 Preferred stock, $100 par
  value, 50,000 shares au-
  thorized; none issued...
 Common stock, $1 par val-
  ue, 350,000,000 shares
  authorized;
  158,688,236 shares is-
  sued(4).................       158,688      158,688
 Capital in excess of par
  value...................       852,372      852,372
 Retained earnings........       965,387      965,387
 Treasury stock at cost,
  31,405 shares...........        (1,181)      (1,181)
 Cumulative translation
  adjustment..............       (43,588)     (43,588)
 Deferred compensation....           (29)         (29)
 Net unrealized gain on
  available-for-sale in-
  vestments...............        11,008       11,008
                             -----------  -----------
                               1,942,657    1,942,657
                             -----------  -----------
Total Capitalization
 (Long-term Obligations,
 Minority Interest, Common
 Stock of Subsidiaries
 Subject to Redemption and
 Shareholders' Investment)... $4,529,443  $ 4,779,443
                             ===========  ===========

--------
(1) See Note 5 of Notes to Consolidated Financial Statements of Thermo Electron incorporated by reference into the Prospectus.
(2) Senior convertible obligations include $172,500,000 principal amount of 4 1/2% Senior Convertible Debentures due 2003 and $18,284,000 principal amount of 3 3/4% Senior Convertible Debentures due 2000 issued by the Company that are guaranteed on a senior basis by Thermo Electron.

(3) Convertible subordinated obligations include $585,000,000 principal amount of 4 1/4% Convertible Subordinated Debentures due 2003 issued by Thermo Electron. Convertible subordinated obligations also include $153,000,000 principal amount of 4 1/2% Convertible Subordinated Debentures due 2004 issued by Thermo Fibertek Inc.; $115,000,000 principal amount of 4 3/8% Convertible Subordinated Debentures due 2004 issued by ThermoLase Corporation; $34,950,000 principal amount of 4 7/8% Convertible Subordinated Debentures due 2000 issued by Thermo Remediation Inc.; $12,148,000 principal amount of Non-Interest Bearing Convertible Subordinated Debentures due 2001 and $50,000,000 principal amount of 4 7/8% Convertible Subordinated Debentures due 2004 issued by Thermo Ecotek Corporation; $62,300,000 principal amount of Non-Interest Bearing Convertible Subordinated Debentures due 2003 issued by Thermedics Inc.; $111,850,000 principal amount of 4 5/8% Convertible Subordinated Debentures due 2003 issued by Thermo TerraTech Inc.; $8,450,000 principal amount of 3 3/4% Convertible Subordinated Debentures due 2000 issued by Thermo Voltek Corp.; $84,250,000 principal amount of 5% Convertible Subordinated Debentures due 2000 issued by ThermoQuest Corporation; $86,250,000 principal amount of 5% Convertible Subordinated Debentures due 2000 issued by Thermo Optek Corporation; $70,000,000 principal amount of 4 3/4% Convertible Subordinated Debentures due 2004 issued by Thermo Cardiosystems Inc.; and $114,500,000 principal amount of 3 1/4% Convertible Subordinated Debentures due 2007 issued by ThermoTrex Corporation; all of which are guaranteed on a subordinated basis by the Guarantor.
(4) Does not include shares reserved for possible issuance under employees' and directors' stock plans and shares reserved for issuance upon possible conversion of the 4 1/4% Convertible Subordinated Debentures due 2003. Also does not include shares reserved for issuance for the possible exchange of certain subsidiaries' convertible obligations into common stock of Thermo Electron and shares reserved for issuance under the Shareholder Rights Plan for Thermo Electron.

               SELECTED FINANCIAL INFORMATION OF THERMO ELECTRON

  The selected financial information presented below as of and for the fiscal years ended December 30, 1995 and December 28, 1996, and for the fiscal year ended December 31, 1994, has been derived from Thermo Electron's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report incorporated by reference into the Prospectus. The selected financial information as of and for the fiscal years ended January 2, 1993 and January 1, 1994, and as of December 31, 1994, has been derived from Thermo Electron's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, but have not been included or incorporated by reference into the Prospectus. This information should be read in conjunction with Thermo Electron's Consolidated Financial Statements and related notes incorporated by reference into the Prospectus. The selected financial information for the nine-month periods ended September 28, 1996 and September 27, 1997 has not been audited but, in the opinion of Thermo Electron, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis. The results of operations for the nine-month period ended September 27, 1997 are not necessarily indicative of results for the entire year.

                                            FISCAL YEAR ENDED                         NINE MONTHS ENDED
                          --------------------------------------------------------- ----------------------
                           JAN. 2,    JAN. 1,     DEC. 31,    DEC. 30,    DEC. 28,  SEPT. 28,   SEPT. 27,
                           1993(1)    1994(2)     1994(3)       1995      1996(4)    1996(4)       1997
                          ---------- ----------  ----------  ----------  ---------- ----------  ----------
                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
 DATA:
Revenues................  $  999,228 $1,354,508  $1,729,191  $2,270,291  $2,932,558 $2,138,125  $2,548,371
                          ---------- ----------  ----------  ----------  ---------- ----------  ----------
Costs and Operating
 Expenses:
 Cost of product and
  service revenues......     608,975    755,493     928,645   1,239,762   1,657,746  1,209,280   1,413,400
 Expenses for research
  and development and
  new lines of
  business(5)...........     106,466    183,965     233,099     272,809     301,457    221,675     244,118
 Selling, general, and
  administrative
  expenses..............     213,266    289,282     384,715     510,564     689,248    510,238     604,258
 Restructuring and other
  nonrecurring costs....         --       6,616         650      21,938      37,641     32,264       7,468
                          ---------- ----------  ----------  ----------  ---------- ----------  ----------
                             928,707  1,235,356   1,547,109   2,045,073   2,686,092  1,973,457   2,269,244
                          ---------- ----------  ----------  ----------  ---------- ----------  ----------
Operating Income........      70,521    119,152     182,082     225,218     246,466    164,668     279,127
Gain on Issuance of
 Stock by Subsidiaries..      30,212     39,863      25,283      80,815     126,599    110,857      67,467
Other Income (Expense),
 Net....................       1,842    (27,548)       (989)     (7,225)      1,486     (6,339)     (5,489)
                          ---------- ----------  ----------  ----------  ---------- ----------  ----------
Income Before Income
 Taxes, Minority
 Interest, and Change in
 Accounting Principle...     102,575    131,467     206,376     298,808     374,551    269,186     341,105
Provision for Income
 Taxes..................      27,750     33,513      70,703      98,711     110,845     74,589     118,373
Minority Interest
 Expense................      13,902     21,086      30,962      60,515      72,890     57,413      52,657
                          ---------- ----------  ----------  ----------  ---------- ----------  ----------
Income Before Change in
 Accounting Principle...      60,923     76,868     104,711     139,582     190,816    137,184     170,075
Change in Accounting
 Principle, Net of Tax..       1,438        --          --          --          --         --          --
                          ---------- ----------  ----------  ----------  ---------- ----------  ----------
Net Income..............  $   59,485 $   76,868  $  104,711  $  139,582  $  190,816 $  137,184  $  170,075
                          ========== ==========  ==========  ==========  ========== ==========  ==========
Earnings per Share
 Before Change in
 Accounting Principle:
 Primary................  $      .64 $      .74  $      .90  $     1.10  $     1.35 $      .99  $     1.13
                          ========== ==========  ==========  ==========  ========== ==========  ==========
 Fully diluted..........  $      .60 $      .67  $      .80  $      .97  $     1.22 $      .89  $     1.05
                          ========== ==========  ==========  ==========  ========== ==========  ==========
Earnings per Share:
 Primary................  $      .62 $      .74  $      .90  $     1.10  $     1.35 $      .99  $     1.13
                          ========== ==========  ==========  ==========  ========== ==========  ==========
 Fully diluted..........  $      .59 $      .67  $      .80  $      .97  $     1.22 $      .89  $     1.05
                          ========== ==========  ==========  ==========  ========== ==========  ==========
Weighted Average Shares:
 Primary................      95,811    104,203     116,500     126,626     141,525    138,853     150,196
                          ========== ==========  ==========  ==========  ========== ==========  ==========
 Fully diluted..........     111,818    130,618     151,229     159,246     175,700    175,660     176,163
                          ========== ==========  ==========  ==========  ========== ==========  ==========
BALANCE SHEET DATA (AT
 END OF PERIOD):
Working Capital.........  $  508,685 $  833,839  $1,150,732  $1,317,146  $2,218,617 $2,021,247  $2,061,357
Total Assets............   1,837,983  2,507,597   3,061,935   3,786,339   5,141,244  4,949,500   5,588,131
Long-term Obligations...     494,152    647,592   1,049,850   1,118,077   1,550,342  1,408,386   1,819,445
Common Stock of
 Subsidiaries Subject to
 Redemption.............       5,468     14,511         --       17,513      76,525     73,533     111,124
Shareholders'
 Investment.............     563,826    873,720   1,007,486   1,309,729   1,754,369  1,697,480   1,788,736

-------
(1) Reflects the adoption in fiscal 1992 of Statement of Financial Accounting Standards No. 106, "Accounting for Post-retirement Benefits Other Than Pensions."
(2) Reflects the 1993 public offering of common stock for net proceeds of $246 million.
(3) Reflects the issuance of $345 million principal amount of convertible debentures.
(4) Reflects the issuance of $585 million principal amount of convertible debentures.
(5) Includes cost of research and development contracts of $63,369, $116,733, $149,645, $167,120, $144,823, $106,140, and $106,027, in 1992, 1993, 1994,
    1995, 1996, and the nine months ended September 28, 1996 and September 27, 1997, respectively.

                 DESCRIPTION OF DEBENTURES AND THE GUARANTEES

  The following information concerning the Debentures offered hereby (referred to in the Prospectus as "Debt Securities") supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the Prospectus and should be read in conjunction with the statements under "Description of Debt Securities of the Company and the Guarantees" in the Prospectus. Capitalized terms defined in the Prospectus are used herein with the same meanings unless otherwise defined herein.

GENERAL

  The Debentures are an issue of the Company's Debt Securities described in the Prospectus. The Debentures offered hereby will be limited to $250,000,000 aggregate principal amount.

  The Debentures will mature on January 15, 2005 and will bear interest from January 21, 1998 at the annual rate shown on the cover page of this Prospectus Supplement, payable semi-annually in arrears, on each January 15 and July 15, beginning on July 15, 1998, (1) in the case of Registered Debentures (as defined below), to the persons in whose names the Debentures are registered at the close of business on the January 1 or July 1, as the case may be, next preceding such January 15 or July 15, and (2) in the case of Bearer Debentures (as defined below), to the persons surrendering the applicable Coupons appertaining thereto. Principal, premium, if any, and interest on the Registered Debentures will be payable through the Depository, as described in the Prospectus under "Description of Debt Securities of the Company and the Guarantees--Global Securities." Additional Amounts shall be payable on the Debentures as described in the Prospectus under the caption "Description of Debt Securities of the Company and the Guarantees--Payment of Additional Amounts to Non United States Persons."

  The Debentures will be Subordinated Securities issued under the Subordinated Indenture and will be subordinated and subject in right of payment to the prior payment in full of Senior Indebtedness. The Debentures are guaranteed by Thermo Electron, except that any payments under such Guarantees will be subordinated and subject in right of payment to the prior payment in full of all Senior Guarantor Indebtedness. At September 27, 1997, the Company's Senior Indebtedness aggregated approximately $343,600,000 and Senior Guarantor Indebtedness aggregated approximately $295,304,000, stated on a pro forma basis to reflect the conversion of the Guarantor's $153,921,000 principal amount of 5% Senior Convertible Debentures due 2001. The Subordinated Indenture places no limitation on the amount of additional Senior Indebtedness or Senior Guarantor Indebtedness or any other indebtedness that may be incurred by the Company or Thermo Electron. See "Description of Debt Securities of the Company and the Guarantees--Subordination of Subordinated Securities," "--Guarantees," "--Subordination of the Subordinated Guarantees" and "--Structural Subordination" in the Prospectus.

  The obligations represented by the Guarantees will rank pari passu with the Guarantor's (i) obligations with respect to its 4 1/4% Convertible Subordinated Debentures due 2003 and (ii) subordinated guarantee of the 4 5/8% Convertible Subordinated Debentures due 2003 issued by Thermo TerraTech Inc., the 3 3/4% Convertible Subordinated Debentures due 2000 issued by Thermo Voltek Corp., the 4 7/8% Convertible Subordinated Debentures due 2000 issued by Thermo Remediation Inc., the 5% Convertible Subordinated Debentures due 2000 issued by ThermoQuest Corporation, the 5% Convertible Subordinated Debentures due 2000 issued by Thermo Optek Corporation, the Non-Interest Bearing Convertible Subordinated Debentures due 2001 and the 4 7/8% Convertible Subordinated Debentures due 2004 issued by Thermo Ecotek Corporation, the Non-Interest Bearing Convertible Subordinated Debentures due 2003 issued by Thermedics Inc., the 4 3/4% Convertible Subordinated Debentures due 2004 issued by Thermo Cardiosystems Inc., the 4 1/2% Convertible Subordinated Debentures due 2004 issued by Thermo Fibertek Inc. the 4 3/8% Convertible Subordinated Debentures due 2004 issued by ThermoLase Corporation, and the 3 1/4% Convertible Subordinated Debentures due 2007 issued by ThermoTrex Corporation. See "Capitalization of Thermo Electron."

  In addition, the obligations represented by the Guarantees will rank pari passu with the Guarantor's subordinated guarantee of the obligations to redeem the common stock of ThermoLyte Corporation, Thermo

Fibergen Inc. and ThermoLase Corporation. The obligation of ThermoLyte Corporation to redeem its common stock requires ThermoLyte Corporation at the option of the holders to redeem up to an aggregate of 1,845,000 shares of its common stock for $10.00 per share at the end of 1998 and 1999. The obligation of Thermo Fibergen Inc. to redeem its common stock requires Thermo Fibergen Inc. at the option of the holders to redeem up to an aggregate of 4,715,000 shares of its common stock for $12.75 per share during September 2000 and 2001. The obligation of ThermoLase Corporation to redeem its common stock requires ThermoLase Corporation at the option of the holders to redeem up to an aggregate of 2,000,000 shares of its common stock for $20.25 per share during the 20 business days ending April 30, 2001.

  Senior Guarantor Indebtedness shall include, without limitation, the indebtedness represented by Thermo Electron's guarantee of the 4 1/2% Senior Convertible Debentures due 2003 and the 3 3/4% Senior Convertible Debentures due 2000 issued by the Company.

  The obligations represented by the Guarantees will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of Thermo Electron's subsidiaries. Thermo Electron's consolidated subsidiaries had indebtedness and other liabilities (other than indebtedness of such subsidiaries that is guaranteed by Thermo Electron on a senior basis and included in Senior Guarantor Indebtedness) included on Thermo Electron's consolidated balance sheet of approximately $1,877,000,000 as of September 27, 1997, stated on a pro forma basis to reflect the subsequent issuance of $114,500,000 principal amount of 3 1/4% Convertible Subordinated Debentures due 2007 by ThermoTrex Corporation. The redemption rights referred to above are not included in such amount.

  The Debentures will be issued both in registered form, without interest coupons ("Registered Debentures"), and in bearer form, with interest Coupons attached ("Bearer Debentures"). Registered Debentures will be represented solely by a global Debenture registered in the name of Cede & Co., as the nominee of DTC, and the transfer of Registered Debentures will be registrable only through the Depository, as described in the Prospectus under "Description of Debt Securities of the Company and the Guarantees--Global Securities." Bearer Debentures initially will be represented by a temporary global Bearer Debenture, without interest Coupons attached, to be delivered to and deposited with Bankers Trust Company in London, as common depository, for subscribers' respective accounts at Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear Clearance System, or Cedel Bank, S.A. (the "Common Depository") on or about the Closing Date. The temporary global Bearer Debenture will be exchangeable for definitive Bearer Debentures, each with related interest Coupons attached, commencing on the Exchange Date upon certification that the beneficial owners of such Bearer Debentures are not United States persons or other persons who have purchased such Bearer Debentures for resale to United States persons. The temporary global Bearer Debenture will also be exchangeable for Registered Debentures at any time without certification of non-U.S. status provided that such exchange is permitted by the rules and procedures then in effect of Cedel, Euroclear and DTC and provided, further, that so long as Registered Debentures are represented solely by a global Debenture, such exchange may be effected only for an interest in such global Debenture, by and through a DTC Participant (as such term is defined in the Prospectus). See "Description of Debt Securities of the Company and the Guarantees--Registration, Transfer, Payment and Paying Agents," "--Global Securities" and "--Limitations on Issuance of Bearer Securities" in the Prospectus. Restrictions on the offer, sale and delivery of Bearer Debentures are described in the Prospectus under the caption "Description of Debt Securities of the Company and the Guarantees--Limitations on Issuance of Bearer Securities." Registered Debentures may not be exchanged for Bearer Debentures.

  Bearer Debentures and Registered Debentures issued in global form shall be dated the date of original issuance of the Debentures. All other Debentures shall be dated the date of their authentication.

  Registered Debentures shall be issued in denominations of $1,000 and any integral multiple thereof, and Bearer Debentures shall be issued in denominations of $1,000 and $10,000, except that the global Registered Debenture held by the Depository and the temporary global Bearer Debenture held by the Common Depository may be in any denomination approved by the officer(s) executing such Debentures.

  The Debentures have been approved for listing on the American Stock Exchange (the "AMEX"). Contracts for securities traded on the AMEX must be settled in Registered Debentures.

  The place of payment, place of registration of transfer and exchange and the place of transfer, exchange or conversion for the Registered Debentures and the Guarantees endorsed thereon, shall be the Borough of Manhattan, The City of New York, and the Corporate Trust Office of the Trustee shall be the Company's and the Guarantor's Office or Agency in the Borough of Manhattan, The City of New York for such purpose. The places of payment and conversion for the Bearer Debentures and the Guarantees endorsed thereon, shall be London, England and Luxembourg and the offices of the Trustee in London and Luxembourg shall be the Offices or Agencies for such purpose and the offices of the Trustee in London and Luxembourg shall be the Company's and the Guarantor's Paying Agents in London and Luxembourg, respectively. The Trustee initially shall be the Security Registrar, one of the Authenticating Agents, the Paying Agent and the Conversion Agent. The Trustee presently has its Corporate Trust Office at Four Albany Street, 4th Floor, New York, NY 10006, its Office in London at 1 Appold Street, Broadgate, London EC2A 2HE, England, and its Office in Luxembourg at 14 Boulevard, F. D. Roosevelt, L-2450 Luxembourg. The Company and the Guarantor may subsequently appoint an Office or Agency in addition to or other than the Borough of Manhattan, The City of New York with respect to the Registered Debentures and London, England and Luxembourg with respect to the Bearer Debentures.

CONVERSION RIGHTS

  The Debentures will be convertible into Common Stock at any time (except that temporary global Debentures in bearer form will not be convertible until receipt of definitive Debentures) and prior to maturity, unless previously redeemed or repaid, at a Conversion Price of $35.65 per share, subject to adjustment in certain events (unless a Debenture shall have been called for redemption or delivered for repayment, in which case such right terminates at the close of business on the fifth business day preceding the redemption date or the second business day preceding the repayment date, as the case may be, unless the Company defaults in making the payment due upon redemption or repayment, as the case may be). The conversion price is subject to adjustment in certain events which are described in the Prospectus under the caption "Description of Debt Securities of the Company and the Guarantees --Conversion Rights."

OPTIONAL REDEMPTION

  The provisions of the Subordinated Indenture providing for the redemption of the Debentures described under "Description of Debt Securities of the Company and the Guarantees--Redemption" in the Prospectus will apply to the Debentures.

  The Debentures may be redeemed, at the option of the Company, in whole or in part at any time on or after January 15, 2001, upon notice as described in the Prospectus, at 100% of their principal amount, together with accrued interest to the date fixed for redemption; provided, however, that the Debentures may also be so redeemed at any time in the event of certain changes in United States taxation. See "United States Taxation" below and see "Description of Debt Securities of the Company and the Guarantees--Redemption--Redemption for Taxation Reasons" and "--Payment of Additional Amounts to Non United States Persons" in the Prospectus.

  Holders of Bearer Debentures are responsible for making arrangements to prevent loss of the right to convert the Debentures in the event of redemption, for example, by reading the newspapers in which the notice of redemption may be published. See "--Conversion Rights" above and "Description of Debt Securities of the Company and the Guarantees--Redemption" and "-- Notices" in the Prospectus.

REPAYMENT

  If at any time prior to maturity, there occurs a Repayment Event with respect to the Company, each holder of Debentures will have the right, at such holder's option, to require the Company to repay such holder's Debentures, in integral multiples of $1,000, for a cash amount equal to 100% of the principal amount of such Debentures plus accrued interest (and any Additional Amounts) to the date of repayment.

  The provisions of the Subordinated Indenture providing for the repayment by the Company of the Debentures described under "Description of Debt Securities of the Company and the Guarantees--Redemption--Repayment at Option of Holder" in the Prospectus will apply to the Debentures.

                  UNITED STATES TAXATION FOR NON-U.S. PERSONS

  In the opinion of Bingham Dana LLP, special tax counsel to the Company, under present United States Federal income and estate tax law, and subject to the discussion below concerning backup withholding:

    (a) Payments outside of the United States of principal of, premium, if any, and interest on the Debentures by the Company to any holder who is not a United States person will not be subject to United States withholding tax, if (1) the holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, (2) the holder is not a controlled foreign corporation as to the United States that is related to the Company through stock ownership, (3) the holder is not a bank extending credit pursuant to a loan agreement entered into in the ordinary course of business, and (4) if the Debenture is a Registered Debenture, either the beneficial owner of the Debenture or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") holding the Debenture on behalf of such owner files a statement with the Company or its agent to the effect that the beneficial owner is not a United States person. Under United States Treasury regulations, this requirement will be fulfilled if the beneficial owner certifies, under penalties of perjury, that he is not a United States person and provides his name and address, and any financial institution holding the Debenture on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received, and furnishes the Company or its agent with a copy thereof. Recently finalized Treasury regulations (the "Withholding Regulations") will change the methods for satisfying this certification requirement. The Withholding Regulations also will require, in the case of Debentures held by a foreign partnership, that (a) this certification generally be provided by the partners rather than by the foreign partnership and (b) the partnership provide certain information, including a United States employer identification number. A look-through rule would apply in the case of tiered partnerships. The Withholding Regulations will become effective for payments made after December 31, 1998.

    (b) Gain realized by a holder who is not a United States person on the sale, exchange, redemption or other disposition of a Debenture will not be subject to United States withholding tax and will not be subject to United States Federal income tax if such holder does not have a connection with or status with respect to the United States, as described in clauses (a) and
  (f) under "Payment of Additional Amounts to Non United States Persons" in the Prospectus, including, without limitation, in the case of a nonresident alien individual, if the income from the sale of such Debenture is not attributable to an office or other fixed place of business within the United States.

    (c) A Debenture or Coupon held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States Federal estate tax as a result of such individual's death, if the individual does not actually or constructively own 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote and if at the time of his death payments with respect to such Debenture or Coupon would not have been effectively connected with the conduct by such individual of a trade or business within the United States.

    (d) Except in connection with the payment of interest paid as a result of conversion, generally no United States Federal income tax will be imposed upon holders in connection with the conversion of a Debenture into shares of Common Stock.

    (e) Dividends paid on shares of Common Stock held by a holder who is not a United States person will generally be subject to United States withholding tax at a rate of 30 percent, or such lower rate as may be provided by an applicable tax treaty, but will not be subject to any additional information reporting or backup withholding as discussed below. Under the Withholding Regulations, a holder who is not a United States person who wishes to claim the benefit of an applicable tax treaty rate would be required to satisfy applicable certification requirements. In the case of Common Stock held by a foreign partnership, the Withholding Regulations will require that (a) this certification generally be provided by the partners rather than by the foreign partnership and (b) the partnership provide certain information, including a United States employer identification number. A look-through rule would apply in the case of tiered partnerships. The Withholding Regulations will become effective for payments made after December 31, 1998.

    (f) Shares of Common Stock held by an individual at the time of his death (or previously transferred subject to certain rights or powers or transferred by gift within three years of death) will be subject to United States Federal estate tax unless otherwise provided by an applicable treaty.

  Under current United States Federal income tax law, payments of principal, premium, if any, and interest made within the United States by the Company or its paying agents are subject to information reporting and possible "backup" withholding at a rate of 31 percent. Information reporting and backup withholding do not apply to payments of interest, principal, and premium, if any, made outside the United States by the Company or a paying agent on a Bearer Debenture or Coupon, or to payments made on a Registered Debenture if the certifications described in (a)(4) are received, unless, in either case, the Company or any of its paying agents has actual knowledge that the payee is a United States person. In addition, if interest, principal or premium payments are collected by an office outside the United States of a custodian, nominee or the agent acting on behalf of a beneficial owner of a Bearer Debenture, such custodian, nominee or other agent will not be required to apply backup withholding to payments made to such owner. However, if such custodian, nominee or other agent is a United States person, a controlled foreign corporation for United States tax purposes, or a foreign person 50 percent or more of whose gross income is from a United States trade or business, information reporting would be required with respect to payments made to the owner unless such custodian, nominee or other agent has documentary evidence in its files of the owner's foreign status and has no actual knowledge to the contrary, or unless the owner otherwise established an exemption. In addition, the above criteria relating to backup withholding also apply to any original issue discount relating to the Debentures. The Internal Revenue Service has indicated that it is studying the possible application of backup withholding in the case of foreign offices of such custodians, nominees and agents. Payment of principal, premium, if any, and interest to or through the United States office of such a custodian, nominee or agent is subject to information reporting and backup withholding unless the owner certifies its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

  Under current United States Federal income tax law, payments of the proceeds of the sale (including a redemption) of a Debenture or Coupon to or through a foreign office of a broker will not be subject to backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States tax purposes, or a foreign person 50 percent or more of whose gross income is from a United States trade or business, information reporting will apply to such payments unless such broker has documentary evidence in the files of the owner's foreign status and has no actual knowledge to the contrary or unless the owner otherwise establishes an exemption. In addition, the Internal Revenue Service has indicated that it is studying the possible application of backup withholding in the case of foreign offices of such brokers. Payment of the proceeds of a sale (including a redemption) of a Debenture or Coupon to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

  The discussion of taxation in the United States assumes that the Company is at no time a United States real property holding corporation (within the meaning of Section 897(c) of the Internal Revenue Code). Under present law, the Company would not be a United States real property holding corporation so long as (a) the fair market value of its United States real property interests is less than (b) 50 percent of the sum of the fair market value of its United States real property interests, interests in real property located outside the United States, and its other assets which are used or held for use in a trade or business.

  As used in this section, "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, an estate the income of which is subject to United States Federal income taxation regardless of its source, any trust if a court within the United States is able to exercise primary supervision of the administration thereof and one or more United States persons has the authority to control all substantial decisions thereof and any other person included within the definition of United States person under the Internal Revenue Code and the regulations thereunder; provided, however, that, except in the discussion of backup withholding above, the term "United States person" shall not include a branch or agency of a U.S. bank or insurance company that is operating outside the United States for valid business reasons as a locally regulated branch or agency engaged in the banking or insurance business and not solely for the purpose of investing in securities not registered under the Securities Act of 1933, as amended (the "Securities Act").

  Under recently enacted legislation, no deduction would be allowed for any interest paid or accrued on a convertible debt instrument such as the Debentures if the instrument is issued after June 8, 1997 (subject to certain transition rules) and there is a substantial certainty that the holder will exercise the conversion option. A congressional committee report explanation of the legislation provides some clarification of this provision, noting that "it is not expected that the provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the issue date of the debt." This provision creates uncertainty as to the deductibility of interest on instruments such as the Debentures; however, the Company believes that the provision will not apply to the Debentures.

                                 UNDERWRITING

  Lehman Brothers Inc., Goldman, Sachs & Co. and Smith Barney Inc. (collectively, the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement and related Terms Agreement (collectively, the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to each Underwriter, the following principal amount of Debentures at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement:

                                                               PRINCIPAL AMOUNT
        UNDERWRITERS                                           OF THE DEBENTURES
        ------------                                           -----------------
      Lehman Brothers Inc.....................................   $ 83,400,000
      Goldman, Sachs & Co.....................................     83,300,000
      Smith Barney Inc. ......................................     83,300,000
                                                                 ------------
        Total.................................................   $250,000,000
                                                                 ============

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Debentures are subject to the approval of certain legal matters by counsel and to certain other conditions, and that if any of the Debentures are purchased by the Underwriters pursuant to the Underwriting Agreement, all Debentures agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

  The Company has been advised that the Underwriters propose to offer the Debentures directly to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain selected dealers at such public offering price less a selling concession not to exceed 1.2% of the principal amount of such Debentures. The Underwriters may allow and the selected dealers may reallow a concession not to exceed 0.5% of the principal amount of such Debentures to other dealers. After the initial offering of the Debentures, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

  Bearer Debentures are subject to U.S. tax law requirements and may not be offered, sold or delivered in the United States or to United States persons, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the Internal Revenue Code and the regulations thereunder.

  Each Underwriter has severally represented and agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom any Debentures except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"), (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the Debentures in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on, and will only issue or pass on, to any person in the United Kingdom any document received by it in connection with the issue of the Debentures, if that person is of a kind described in Article 11 (3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended by article 4 of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997, or is a person to whom the document may otherwise lawfully be issued or passed on.

  The Company and Thermo Electron have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the Underwriters may be required to make in respect thereof.

  The Company and Thermo Electron have agreed that they will not, directly or indirectly, offer for sale, sell or otherwise dispose of (or enter into any hedging transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future
of) any shares of Common Stock or any security convertible or exchangeable for Common Stock within 90 days after the date of this Prospectus Supplement (other than shares sold to Thermo Electron or its subsidiaries or shares issuable pursuant to employee benefit plans, stock option plans or other compensation plans existing on the date hereof or pursuant to currently outstanding options, warrants or rights and other than the issuance of shares of Common Stock as consideration for the acquisition of one or more businesses provided that such Common Stock may not be resold prior to the expiration of the 90-day period referenced above), or sell or grant options, rights or warrants with respect to any shares of Common Stock (other than the grant of options pursuant to option plans existing on the date hereof) otherwise than in accordance with the Underwriting Agreement without the prior written consent of the Underwriters.

  The Underwriters have in the past provided, and may in the future provide, investment banking services to the Company or Thermo Electron or certain of their affiliates.

  The Debentures will constitute new securities with no established trading market. The Debentures have been approved for listing on the American Stock Exchange (the "AMEX"). Contracts for securities traded on the AMEX must be settled in Registered Debentures. No assurance can be given as to the liquidity of or the trading market for the Debentures.

  Until the distribution of the Debentures is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase Debentures or shares of Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Debentures and the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Debentures or the Common Stock.

  In addition, if the Underwriters over-allot (i.e., if they sell more Debentures than are set forth on the cover page of this Prospectus Supplement), and thereby create a short position in the Debentures in connection with this offering, the Underwriters may reduce that short position by purchasing Debentures in the open market.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

  Neither the Company, Thermo Electron nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Debentures or the Common Stock. In addition, neither the Company, Thermo Electron nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Purchasers of the Debentures may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

                                 LEGAL MATTERS

  The validity of the Debentures to which this Prospectus Supplement relates will be passed upon for the Company and Thermo Electron by Seth H. Hoogasian, Esq., General Counsel of the Company and the Guarantor. Mr. Hoogasian is a full-time employee of Thermo Electron and owns or has the right to acquire 20,986 shares of Common Stock and 108,764 shares of Guarantor Common Stock. The validity of the Debentures offered hereby will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. Certain United States tax matters are being passed upon for the Company and the Guarantor by Bingham Dana LLP, Boston, Massachusetts.

                                 $250,000,000

                        THERMO INSTRUMENT SYSTEMS INC.
                 (A SUBSIDIARY OF THERMO ELECTRON CORPORATION)
                       COMMON STOCK AND DEBT SECURITIES

                          THERMO ELECTRON CORPORATION

      GUARANTEES OF THE DEBT SECURITIES OF THERMO INSTRUMENT SYSTEMS INC.

                              ------------------

  Thermo Instrument Systems Inc. (the "Company") may offer and sell from time to time, together or separately, shares of its common stock, $.10 par value per share (the "Common Stock"), and its debt securities ("Debt Securities"), which may be either senior debt securities ("Senior Securities") or subordinated debt securities ("Subordinated Securities"), consisting of debentures, notes and/or other unsecured evidences of indebtedness. As of the date of this Prospectus, the Company is a 82%-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"). Thermo Electron will unconditionally guarantee on a senior or subordinated basis, as the case may be, the payment of principal of, premium, if any, and interest on the Debt Securities (the "Guarantees"). The Common Stock and the Debt Securities in one or more series (collectively, together with the Guarantees, the "Securities") may be offered, separately or together, at prices and terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement") up to an aggregate initial offering price of $250,000,000. Any Debt Securities sold hereunder will be denominated in U.S. dollars. Specific terms of the Securities for which this Prospectus is being delivered will be set forth in the applicable accompanying Prospectus Supplement including, where applicable,
(i) in the case of Debt Securities, the specific designation, aggregate principal amount, denominations, maturity, premium, rate of interest (or method of calculation thereof) and time of payment thereof, terms for redemption at the option of the Company or the holder, terms for any sinking fund payments, subordination provisions, if any, terms, if any, providing for conversion of the Debt Securities into Common Stock, the form of the Debt Securities (which may be registered or bearer, or certificated or global), the initial public offering price and certain other terms of the offering and sale of the Debt Securities and the terms of the Guarantees in respect of which this Prospectus is being delivered; and (ii) in the case of Common Stock, the number of shares and initial public offering price of the Common Stock and certain terms of the offering and sale thereof. The Prospectus Supplement may also contain information, as applicable, about certain U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the Securities for which the Prospectus Supplement is being delivered. The Common Stock is listed on the American Stock Exchange. Any Common Stock offered will be listed, subject to notice of issuance, on such exchange.

  The Securities may be sold by the Company and Thermo Electron directly or indirectly through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. See "Plan of Distribution." The applicable accompanying Prospectus Supplement will set forth the names of any underwriters, dealers or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them. See "Plan of Distribution" for possible indemnification arrangements with underwriters, dealers and agents.

  This Prospectus may not be used to consummate sales of Securities unless accompanied or, to the extent permitted by applicable law, preceded by a Prospectus Supplement.

  THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 4.

                              ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
     REPRESENTATION   TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ------------------

                The date of this Prospectus is August 1, 1997.

                             AVAILABLE INFORMATION

  Both the Company and Thermo Electron are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549; and at the Commission's regional offices at 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company and Thermo Electron; the address of such Web site is http://www.sec.gov. The Common Stock is listed on the American Stock Exchange, and such material that relates to the Company may also be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. Thermo Electron's common stock is listed on the New York Stock Exchange, and such material that relates to Thermo Electron may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company and Thermo Electron have filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus constitutes a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

THE COMPANY

  The following documents filed with the Commission by the Company (File No. 1-9786) are hereby incorporated by reference into this Prospectus:

    (a) Annual Report on Form 10-K for the fiscal year ended December 28, 1996, as amended;

    (b) Quarterly Report on Form 10-Q for the fiscal quarter ended March 29,
  1997;

    (c) Current Report on Form 8-K filed with the Commission on January 22, 1997 with respect to the commencement of the Company's all-cash tender offer for Life Sciences International PLC ("Life Sciences");

    (d) Current Report on Form 8-K filed with the Commission on April 4, 1997 with respect to the completion of the Company's all-cash tender offer for Life Sciences;

    (e) Current Report on Form 8-K/A filed with the Commission on June 9, 1997 containing the financial statements required by Form 8-K with respect to the Company's acquisition of Life Sciences; and

    (f) The description of the Common Stock, which is contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act, as such description may be amended from time to time.

THERMO ELECTRON

  The following documents filed with the Commission by Thermo Electron (File No. 1-8002) are hereby incorporated by reference into this Prospectus:

    (a) Annual Report on Form 10-K for the fiscal year ended December 28, 1996, as amended;

    (b) Quarterly Report on Form 10-Q for the fiscal quarter ended March 29,
  1997;

    (c) Current Report on Form 8-K filed with the Commission on January 22, 1997 with respect to the commencent of the Company's all-cash tender offer for Life Sciences;

    (d) The description of Thermo Electron's common stock which is contained in Thermo Electron's Registration Statement on Form 8-A filed under the Exchange Act, as such description may be amended from time to time; and

    (e) The description of Thermo Electron's Preferred Stock Purchase Rights which is contained in Thermo Electron's Registration Statement on Form 8-A filed under the Exchange Act, as such description may be amended from time to time.

                               ----------------

  All documents filed by the Company or Thermo Electron pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Thermo Electron will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than certain exhibits to such documents). Requests for such copies should be directed to Sandra L. Lambert, Secretary, Thermo Electron Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046 (telephone: (617) 622-1000).

                                 RISK FACTORS

  In addition to the other information in this Prospectus and the applicable Prospectus Supplement, prospective purchasers of the Securities offered hereby should carefully consider the risk factors set forth in the Company's most recent Annual Report on Form 10-K.

                                  THE COMPANY

  The Company is a worldwide leader in the development, manufacture, and marketing of analytical instruments used to identify complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids, as well as instruments used to monitor radioactivity and air pollution, and to control, image, inspect, and measure various industrial processes and life sciences phenomena. Through its majority-owned ThermoSpectra Corporation subsidiary, the Company develops, manufactures, and markets precision imaging, inspection, and measurement instrumentation that employ a variety of energy sources or signals as well as high-speed data acquisition and digital processing technologies. The Company's majority-owned ThermoQuest Corporation subsidiary develops, manufactures, and sells mass spectrometers, liquid chromatographs, and gas chromatographs for the pharmaceutical, environmental, and industrial marketplaces. These analytical instruments are used in the quantitative and qualitative chemical analysis of organic and inorganic compounds at ultra-trace levels of detection. Through its majority-owned Thermo Optek Corporation ("Thermo Optek") subsidiary, the Company develops, manufactures, and markets optical and energy-based analytical instruments and has key technologies in electro-optic components and systems. Thermo Optek's analytical instruments are used in the quantitative and qualitative chemical analysis of elements and molecular compounds in solids, liquids, and gases. Through its majority-owned Thermo BioAnalysis Corporation subsidiary, the Company develops, manufactures, and markets instruments and information management systems used in biochemical research and production, as well as in clinical diagnostics. The Company's majority-owned Metrika Systems Corporation subsidiary develops, manufactures, and markets on-line industrial process optimization systems that employ proprietary, ultra-high-speed measurement technologies. Through its wholly owned subsidiaries, the Company also manufactures monitoring instruments to detect and measure nuclear radiation and air pollutants, including toxic and combustible gases and participates in the process monitoring, analysis, gauging, and control instruments markets, primarily for the oil, gas, and petrochemical industries.

  The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiaries through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth.

  In March 1997, the Company acquired 166,557,897 shares, or approximately 95%, of Life Sciences International PLC ("Life Sciences"), a London Stock Exchange listed company, for 135 pence per share (an aggregate of approximately $362,700,000, including related expenses) in completion of the Company's offer to acquire all of the outstanding shares of Life Sciences. The Company has acquired the Life Sciences shares that remained outstanding for 135 pence per share pursuant to the compulsory acquisition rules applicable to United Kingdom companies. The acquisition of the Life Sciences shares was financed with available cash and borrowings from Thermo Electron.

  The Company was incorporated in Delaware in May 1986 as a wholly-owned subsidiary of Thermo Electron to succeed the instruments businesses that were previously conducted by several Thermo Electron subsidiaries. The Company completed an initial public offering of its Common Stock in August, 1986. Thermo Electron owned 79,488,871, or approximately 82%, of the total outstanding shares of the Company's Common Stock as of July 17, 1997. The Company's principal executive office is located at 1851 Central Drive, Suite 314, Bedford, Texas 76021, and its telephone number is (817) 685-2171.

                                THERMO ELECTRON

  Thermo Electron develops, manufactures and markets environmental monitoring and analysis instruments; biomedical products including heart-assist devices, respiratory care equipment, and mammography systems; paper-recycling and papermaking equipment; alternative-energy systems; industrial process equipment; and other specialized products. Thermo Electron also provides a range of services for the personal care, environmental, laboratory analysis, and metals-processing industries, and conducts advanced-technology research and development. Thermo Electron performs its business through its divisions and wholly owned subsidiaries, as well as majority-owned subsidiaries that are partially owned by the public or by private investors.

  Thermo Electron has developed leading market positions in many lines of business, including environmental monitoring and analysis instruments, mammography systems, biomass power plants, and paper-recycling equipment and papermaking accessories. Thermo Electron is currently seeking to establish leading market positions in the fields of left ventricular-assist systems, explosives-detection systems, thermal soil-remediation services and dedicated natural gas engines. Thermo Electron is developing new products in its Advanced Technologies segment, as well as other segments.

  A key element in Thermo Electron's growth has been its ability to commercialize innovative products and services emanating from research and development activities conducted at Thermo Electron's various subsidiaries and divisions. Thermo Electron's strategy has been to identify business opportunities arising from social, economic and regulatory issues and seek a leading market share through the application of proprietary technology. As part of this strategy, Thermo Electron continues to focus on the acquisition of complementary businesses that can be integrated into existing core businesses to leverage Thermo Electron's access to new markets.

  Thermo Electron believes that maintaining an entrepreneurial atmosphere is essential to continuing its growth and development. In order to preserve this environment, Thermo Electron adopted the strategy of having certain subsidiaries sell a minority interest to outside investors. Thermo Electron believes that this strategy provides additional motivation and incentives for the management of the subsidiaries through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth. Thermo Electron's wholly owned and majority-owned subsidiaries are provided with centralized strategic planning, corporate development, administrative, financial and other services that would not be available to many independent companies of similar size.

  Thermo Electron, a Delaware corporation, was founded in 1956, completed its initial public offering in 1967, and was listed on the New York Stock Exchange in 1980. The principal executive office of Thermo Electron is located at 81 Wyman Street, Waltham, Massachusetts 02254-9046 (telephone: 617-622-1000).

                                USE OF PROCEEDS

  Except as otherwise provided in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities will be used by the Company for general corporate purposes, which may include repayment of outstanding indebtedness, capital expenditures, working capital requirements, research and development, repurchase of its Common Stock and other securities and the securities of any of its subsidiaries through open-market purchases or otherwise, and possible future acquisitions. The precise amount and timing of the application of such proceeds will depend upon the funding requirements of the Company, and the availability and cost of other funds. Pending these uses, the Company expects to invest the net proceeds primarily in investment grade interest or dividend bearing instruments, either directly by the Company or pursuant to a repurchase agreement with Thermo Electron. The Company's cash equivalents may be invested from time to time pursuant to a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, United States government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement will be readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement currently earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The following table sets forth the historical ratios of earnings to fixed charges of the Company and its subsidiaries, and of Thermo Electron and its subsidiaries, for the periods indicated. For purposes of computing the ratios of earnings to fixed charges, "earnings" represent income from continuing operations before taxes and cumulative effect of change in accounting principle, adjusted for minority interest in losses of consolidated subsidiaries and minority interest in consolidated subsidiaries with fixed charges, plus fixed charges, excluding capitalized interest. "Fixed charges" for continuing operations consist of interest on indebtedness and amortization of debt expense, capitalized interest and one-third of rental expense, which is deemed to be the interest component of such rental expense.

                                       FISCAL YEAR (1)      THREE MONTHS ENDED
                                   ------------------------ ------------------
                                   1992 1993 1994 1995 1996   MARCH 29, 1997
                                   ---- ---- ---- ---- ---- ------------------
THERMO INSTRUMENT SYSTEMS INC.:
Ratio of earnings to fixed
 charges.......................... 5.08 5.40 6.11 6.65 6.28        6.10
THERMO ELECTRON CORPORATION:
Ratio of earnings to fixed
 charges.......................... 3.05 3.21 3.63 4.17 4.18        4.59

--------
(1) Each of the Company's and Thermo Electron's fiscal years ended on January 2, 1993, January 1, 1994, December 31, 1994, December 30, 1995 and
    December 28, 1996.

       DESCRIPTION OF DEBT SECURITIES OF THE COMPANY AND THE GUARANTEES

  The following description sets forth certain general terms and provisions of the Debt Securities of the Company to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

  The Debt Securities constitute either senior Debt Securities (the "Senior Securities") or subordinated Debt Securities (the "Subordinated Securities"). The Debt Securities will be unconditionally guaranteed by Thermo Electron as to payment of principal, premium, if any, and interest and Additional Amounts (as hereinafter defined), if any, except that the Subordinated Securities will be guaranteed on a subordinated basis. See "Guarantees" and "Subordination of Subordinated Guarantees." The Senior Securities and related Guarantees are to be issued under an Indenture (the "Senior Indenture"), to be entered into among the Company, Thermo Electron, as Guarantor, and Bankers Trust Company, as trustee (the "Trustee"), the form of which Senior Indenture is incorporated by reference as an exhibit to the Registration Statement containing this Prospectus. The Subordinated Securities and related Guarantees will be issued under an Indenture (the "Subordinated Indenture"), to be entered into among the Company, Thermo Electron, as Guarantor, and Bankers Trust Company, as trustee (in such capacity, also the "Trustee"), the form of which Subordinated Indenture is also filed as an exhibit to the Registration Statement containing this Prospectus. The Senior Indenture and the Subordinated Indenture are sometimes collectively referred to herein as the "Indentures."

  The following summary of certain provisions of the Debt Securities and the Indentures does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Indentures, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indentures are referred to, such provisions or defined terms are incorporated herein by reference. Certain defined terms in the Indentures are capitalized herein. Article or section references in parentheses are to the applicable Indenture. References in this section to the "Company" are solely to Thermo Instrument Systems Inc. and not to any of its subsidiaries, and references in this section to the Guarantor or to Thermo Electron are solely to Thermo Electron Corporation and not to any of its subsidiaries.

  Unless otherwise indicated, currency amounts in this Prospectus and any Prospectus Supplement are stated in United States dollars ("$," "U.S. Dollars" or "dollars").

GENERAL

  The Indentures do not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder up to an aggregate principal amount that may be authorized from time to time by the Company. Debt Securities may be issued in one or more series thereunder. The Senior Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. Unless otherwise indicated in the applicable Prospectus Supplement, the Subordinated Securities will be unsecured and subordinated in right of payment to all existing and future Senior Indebtedness of the Company, in the manner and to the extent described below under "Subordination of Subordinated Securities." The Company's and Thermo Electron's rights as stockholders and the rights of their respective creditors, including, in the case of Thermo Electron by virtue of the Guarantees, holders of the Debt Securities, to participate in the assets of any of the Company's or Thermo Electron's subsidiaries, as the case may be, upon a subsidiary's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors.

  Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for specific terms, including (where applicable): (1) the title or designation of such Debt Securities and the series in which such Debt Securities shall be included; (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount and the price or prices (expressed as a percentage of the principal amount thereof) at which such Debt Securities will be issued; (3) if there is more than one Trustee, the identity of the Trustees and, if not the Trustee, the identity of each Security Registrar, and the identity of each Paying Agent, Conversion Agent or Authenticating Agent with respect to the Debt Securities; (4) the date or dates on which the principal of and premium, if any, on such Debt Securities will be payable, or the method or methods, if any, by which such date or dates will be determined; (5) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method or methods, if any, by which such rate or rates are to be determined, the date or dates, if any, from which such interest will accrue or the method or methods, if any, by which such date or dates are to be determined, the interest payment dates, if any, on which such interest shall be payable and the record dates, if any, for the interest payable on Debt Securities in registered form on any interest payment dates, whether and under what circumstances Additional Amounts on such Debt Securities will be payable, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months; (6) if the Debt Securities are to be issuable in global form and are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Debt Security) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the terms of such certificates, documents or conditions; (7) the place or places where the principal of, premium, if any, and any interest or any Additional Amounts with respect to such Debt Securities shall be payable, the place or places where such registered Debt Securities may be surrendered for registration of transfer and exchange, and the place or places of transfer, exchange or conversion in the circumstances described in the Prospectus Supplement or in the Indentures, where such Debt Securities may be surrendered for conversion or exchange, if other than The City of New York; (8) the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed at the option of the Company;
(9) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which such Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (10) whether any such Debt Securities are to be issuable in registered form ("Registered Securities") or bearer form ("Bearer Securities") or both and, if in bearer form, the terms and conditions relating thereto, including whether interest in respect of any portion of a temporary Bearer Security in global form payable in respect of an interest payment date therefor prior to the Exchange Date shall be paid to any clearing organization with respect to the portion of such temporary Bearer Security held for its account and any further terms and conditions relating to the crediting of such interest payments to the persons entitled thereto, and any limitations on issuance of such Bearer Securities (including in exchange for Registered Securities of the same series); (11) the authorized denominations in which Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof (in the case of registered Debt Securities) or $1,000 or $10,000 (in the case of Bearer Securities); (12) the terms, if any, on which such Debt Securities may be exchanged for or converted into other securities of the Company; (13) whether any such Debt Securities will be issued in temporary or permanent global form and, if so, the identity of the depository or depositories for such global Debt Security; (14) the index, formulas or other method, if any, with reference to which the amount of any payment of principal of, premium, if any, or interest on or any Additional Amounts with respect to the Debt Securities will be determined; (15) the portion of the principal amount of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof, if other than the stated principal amount thereof; (16) any addition to, or modification or deletion of, any covenant or Event of Default with respect to such Debt Securities; (17) the terms, if any, upon which Debt Securities may be exchangeable for other Securities; (18) in the case of an issue of Subordinated Securities, the subordination provisions, if different from those described under "Subordination of Subordinated Securities" and "Guarantees" below; (19) the applicability of any provisions described below under "Discharge, Defeasance and Covenant Defeasance;" (20) the date(s) that the Securities are to be dated; and (21) any other terms of such Debt Securities not inconsistent with the provisions of the Indentures. As used in this Prospectus and any Prospectus Supplement relating to the offering of any Debt Securities, references to the principal of and premium, if any, and interest, if any, on Debt Securities will be deemed to include mention of the payment of Additional Amounts, if any, required by the terms of Debt Securities in such context. (Section 301)

  Under the Indenture, the terms of the Debt Securities of any series may differ, and the Company, without the consent of the holders of the Debt Securities of any series, may reopen a previous series of Debt Securities and issue additional Debt Securities of such series. (Section 301)

  Debt Securities may be issued at a discount from their stated principal amount. United States Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

  Debt Securities may be issued that qualify as "Variable Rate Debt Securities" for tax purposes. United States Federal income tax considerations and other special considerations applicable to any such Variable Rate Debt Securities will be described in the applicable Prospectus Supplement.

  Debt Securities may also be issued that provide for the use of an index to determine the amount of payments of principal of, premium, if any, or interest on the series of which such Debt Securities are a part, but which do not qualify as Variable Rate Debt Securities. Special Federal income tax, accounting and other considerations applicable to such Indexed Securities will be described in the applicable Prospectus Supplement.

SUBORDINATION OF SUBORDINATED SECURITIES

  The Subordinated Securities will be subordinated in right of payment to the prior payment in full of all existing and future Senior Indebtedness of the Company. Senior Indebtedness of the Company is defined for this purpose as the principal of, premium, if any, and interest and other amounts due on or with respect to the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred or created: (a) indebtedness of the Company for money borrowed by the Company (including, without limitation, purchase money obligations and money borrowed from Thermo Electron or any of its affiliates), whether or not evidenced by debentures, bonds, notes or other corporate debt securities or similar instruments issued by the Company; (b) obligations to reimburse any bank or other person in respect of amounts paid under letters of credit; (c) leases of real property, equipment or other assets, which leases are capitalized in the Company's financial statements in accordance with generally accepted accounting principles; (d) commitment, standby and other fees due and payable to financial institutions with respect to credit facilities available to the Company; (e) obligations of the Company under interest rate and currency swaps, floors, caps or other similar arrangements intended to hedge interest rates or currency exposure; (f) obligations secured by any mortgage, pledge, lien or other encumbrance on property which is owned or held by the Company subject to such mortgage, pledge, lien or other encumbrance, whether or not the obligations secured thereby shall have been assumed by the Company; (g) obligations of the Company constituting guarantees of indebtedness of or joint obligations with another or others which would be included in the preceding clauses (a), (b), (c), (d),
(e) or (f); and (h) modifications, renewals, extensions or refundings of any of the indebtedness, leases, fees or obligations referred to in the preceding clauses (a), (b), (c), (d), (e), (f) or (g) or debentures, notes or other evidences of indebtedness issued in exchange therefor; provided that Senior Indebtedness shall not include any particular indebtedness, lease, fee or obligation, modification, renewal, extension, refunding or exchanged securities if, under the express provisions of the instrument creating or evidencing the same, or pursuant to which the same is outstanding, such indebtedness, lease, fee or obligation or such modification, renewal, extension or refunding thereof or exchanged securities are stated to be not superior in right of payment to the Subordinated Securities. (Article Seventeen of the Subordinated Indenture) The Subordinated Securities will rank pari passu with each other. The obligations represented by the Subordinated Securities may rank pari passu with certain other obligations of the Company, if so indicated in the applicable Prospectus Supplement.

  Upon (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or its creditors, as such, or to its assets, or (b) any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (c) any assignment for the benefit or creditors or any other marshaling of assets and liabilities of the Company, all principal of, premium, if any, and interest due upon all Senior Indebtedness must be paid in full before the Holders of the Subordinated Securities or the Trustee are entitled to receive or retain any assets so distributed in respect of the Subordinated Securities. (Section 1702) Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, such Senior Indebtedness shall first be paid in full, or duly provided for in cash, before any payment is made by the Company, directly or indirectly, on the Subordinated Securities. Upon the happening of any event of default with respect to any Senior Indebtedness, as defined therein or in the instrument under which it is outstanding, permitting the holders to accelerate the maturity thereof, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, no payment shall be made by the Company, directly or indirectly, on account of the principal of, premium, if any or interest on the Subordinated Securities and any Coupons appertaining thereto. (Section 1703) By reason of these provisions, in such events, Holders of the Subordinated Securities may recover less, ratably, than other creditors of the Company, including holders of Senior Indebtedness.

  The provisions under "Structural Subordination" below (with the substitution of the terms "Company" and "Debt Securities" for "Thermo Electron" and "Guarantees," respectively) will be applicable in the case of the Debt Securities, unless the context requires otherwise.

  Subject to payment in full of all Senior Indebtedness of the Company, the rights of Holders of the Subordinated Securities will be subrogated to the rights of holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of the Company applicable to Senior Indebtedness. (Section 1705)

  The Subordinated Indenture places no limitation on the amount of additional Senior Indebtedness or Senior Guarantor Indebtedness, or any other indebtedness, that may be incurred by the Company or Thermo Electron. The Company and Thermo Electron expect from time to time to incur additional indebtedness, including Senior Indebtedness.

GUARANTEES

  Thermo Electron will unconditionally guarantee the due and punctual payment of principal of, premium, if any, and interest on and any Additional Amounts with respect to interest, if any, on the Debt Securities and the due and punctual payment of any sinking fund or analogous payments provided pursuant to the terms of such Debt Securities, when and as the same shall become due and payable, whether at stated maturity, by declaration of acceleration, call for redemption, repayment at the option of the holder or otherwise, whether or not in the case of the Subordinated Securities such payment is prohibited by the subordination provisions therein, except that payments under the Subordinated Guarantees will be subordinated to Senior Indebtedness of Thermo Electron ("Senior Guarantor Indebtedness") to the extent described below. The Guarantees will remain in effect until the entire principal of, premium, if any, and interest on the Debt Securities shall have been paid in full or otherwise discharged in accordance with the provisions of the Indentures. (Section 1401)

SUBORDINATION OF THE SUBORDINATED GUARANTEES

  The obligations represented by the Subordinated Guarantees will be subordinated, to the extent set forth in the Subordinated Guarantees, in right of payment to the prior payment in full of all existing and future Senior Guarantor Indebtedness. Senior Guarantor Indebtedness is defined for this purpose as the principal of, premium, if any, and interest and other amounts due on or with respect to the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred or created: (a) indebtedness of Thermo Electron for money borrowed by Thermo Electron (including, without limitation, purchase money obligations and money borrowed from any affiliate of Thermo Electron), whether or not evidenced by debentures, bonds, notes or other corporate debt securities or similar instruments issued by Thermo Electron; (b) obligations to reimburse any bank or other person in respect of amounts paid under letters of credit; (c) leases of real property, equipment or other assets, which leases are capitalized in Thermo Electron's financial statements in accordance with generally accepted accounting principles; (d) commitment, standby and other fees due and payable to financial institutions with respect to credit facilities available to Thermo Electron; (e) obligations of Thermo Electron under interest rate or currency swaps, floors, caps or other similar arrangements, intended to hedge interest rates or currency exposure; (f) obligations secured by any mortgage, pledge, lien or encumbrance on property which is owned or held by Thermo Electron subject to such mortgage, pledge, lien or encumbrance, whether or not the obligations secured thereby shall have been assumed by Thermo Electron;
(g) obligations of Thermo Electron constituting guarantees of indebtedness of or joint obligations with another or others which would be included in the preceding clauses (a), (b), (c), (d), (e) or
(f); and (h) modifications, renewals, extensions or refundings of any of the indebtedness, leases, fees or obligations referred to in the preceding clauses
(a), (b), (c), (d), (e), (f) or (g) or debentures, notes or other evidences of indebtedness issued in exchange therefor; provided that Senior Guarantor Indebtedness shall not include any particular indebtedness, lease, fee or obligation, modification, renewal, extension or refunding or exchanged securities if, under the express provisions of the instrument creating or evidencing the same, or pursuant to which the same is outstanding, such indebtedness, lease, fee or obligation or such modification, renewal, extension or refunding thereof or exchanged securities are stated to be not superior in right of payment to the Subordinated Guarantees. (Article Eighteen) The obligations represented by the Subordinated Guarantees will rank pari passu with certain other obligations of Thermo Electron, as set forth in the applicable Prospectus Supplement.

  Upon (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to Thermo Electron or its creditors, as such, or to its assets, or (b) any liquidation, dissolution or other winding up of Thermo Electron, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (c) any assignment for the benefit or creditors or any other marshaling of assets and liabilities of Thermo Electron, all amounts due in respect of all Senior Guarantor Indebtedness must be paid in full before the Holders of the Subordinated Guarantees or the Trustee are entitled to receive or retain any assets so distributed in respect of the Subordinated Guarantees. (Section 1802) Upon the maturity of any Senior Guarantor Indebtedness by lapse of time, acceleration or otherwise, such Senior Guarantor Indebtedness shall first be paid in full, or duly provided for in cash, before any payment is made by Thermo Electron, directly or indirectly, on the Debt Securities in respect of the Subordinated Guarantees. Upon the happening of any event of default with respect to any Senior Guarantor Indebtedness, as defined therein or in the instrument under which it is outstanding, permitting the holders to accelerate the maturity thereof, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, no payment shall be made by Thermo Electron, directly or indirectly, on the Subordinated Securities in respect of the Subordinated Guarantees. (Section 1802) By reason of this provision, in the event of insolvency, holders of the Subordinated Securities and the related Subordinated Guarantees may recover less, ratably, than other creditors of Thermo Electron, including holders of Senior Guarantor Indebtedness.

  Subject to payment in full of all Senior Guarantor Indebtedness, the rights of the holders of the Subordinated Securities under the related Subordinated Guarantees will be subrogated to the rights of holders of Senior Guarantor Indebtedness to receive payments or distributions of cash, property or securities of Thermo Electron applicable to Senior Guarantor Indebtedness. (Section 1805)

STRUCTURAL SUBORDINATION

  The following provisions relate to the Guarantees with respect to both the Senior Securities and the Subordinated Securities.

  The obligations represented by the Guarantees are obligations exclusively of Thermo Electron and not of its subsidiaries. Because the operations of Thermo Electron are, in large part, conducted through subsidiaries, the cash flow and the consequent ability to service debt of Thermo Electron, including the obligations represented by the Guarantees, are dependent, in part, upon the earnings of its subsidiaries and the distribution of those earnings to Thermo Electron or upon loans or other payments of funds by those subsidiaries to Thermo Electron. Pursuant to the Thermo Electron Corporate Charter, to which the Company and each of the other majority-owned subsidiaries of Thermo Electron is a party (the "Charter"), the combined financial resources of Thermo Electron and its subsidiaries allow Thermo Electron to provide banking, credit, and other financial services to its subsidiaries so that each member of the Thermo Electron group of companies may benefit from the financial strength of the entire organization. Toward that end, the Charter states that each member of the group may be required to provide certain credit support to the consolidated entity. Nonetheless, Thermo Electron's ability to access assets held by its majority-owned subsidiaries through dividends, loans, or other transactions is subject in each instance to a fiduciary duty owed to the minority stockholders of the relevant subsidiary. The subsidiaries are separate and distinct legal entities and, except as provided in the Charter, have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Guarantees or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to Thermo Electron by its subsidiaries may be subject to statutory restrictions, and dividends paid by a subsidiary that does not consolidate with Thermo Electron for tax purposes will be subject to taxation.

  The obligations represented by the Guarantees will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of Thermo Electron's subsidiaries. Any right of Thermo Electron to receive assets of any of its subsidiaries upon liquidation or reorganization of such subsidiary (and the consequent right of the holders of the Guarantees to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that Thermo Electron is itself recognized as a creditor of such subsidiary, in which case the claims of Thermo Electron would still be subject to any security interests in the assets of such subsidiary and subordinated to any indebtedness of such subsidiary senior to that held by Thermo Electron. In addition, any minority stockholder of such subsidiary would be entitled to participate in the assets of such subsidiary on the same terms as Thermo Electron.

CONVERSION RIGHTS

  Unless otherwise indicated in an applicable Prospectus Supplement, the following provisions shall be applicable with respect to any Debt Security that is convertible into Common Stock (a "Convertible Debt Security").

  The Holder of any Convertible Debt Security will have the right, at the Holder's option, to convert any portion of the principal amount of a Convertible Debt Security that is an integral multiple of $1,000 into shares of Common Stock at any time on or after (a) in the case of all Convertible Debt Securities other than a temporary global Bearer Security, its date of issuance and (b) in the case of Convertible Debt Securities represented by a temporary global Bearer Security, the receipt of definitive Convertible Debt Securities, and prior to the close of business on the maturity date, unless previously redeemed or repurchased, at the Conversion Price per share set forth in an applicable Prospectus Supplement (subject to adjustment as described below). The right to convert a Convertible Debt Security called for redemption or delivered for repayment will terminate at the close of business on the fifth business day prior to the redemption date for such Convertible Debt Security or the second business day preceding the repayment date, as the case may be, unless the Company defaults in making the payment due upon redemption or repayment, as the case may be. (Section 1201)

  The right of conversion attaching to any Convertible Debt Security may be exercised by the Holder by delivering the Convertible Debt Security at the specified office of a Conversion Agent (which in the case of a Convertible Debt Security which is a Bearer Debt Security (a "Bearer Convertible Debt Security") will only be the office of any Conversion Agent outside the United States), accompanied by a duly signed and completed notice of conversion. The Conversion Date will be the date on which the Convertible Debt Security and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the Conversion Date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share; such certificate will be sent by the Trustee to the appropriate Conversion Agent for delivery to the Holder. Accrued interest from the immediately preceding interest payment date until the Conversion Date will be paid within five business days after the Conversion Date. Each Bearer Convertible Debt Security delivered for conversion must be delivered with all Coupons maturing after the Conversion Date. Coupons maturing on or before the Conversion Date and not in default will be payable against surrender thereof, and Coupons so maturing but in default will continue to be payable as set forth in the Indenture, notwithstanding the exercise of the right of conversion by the Holder of the Convertible Debt Security to which the Coupons appertain, but Coupons maturing after the Conversion Date will not be paid. In the case of any Convertible Debt Security that is a Registered Debt Security which has been converted after any Regular Record Date but on or prior to the next Interest Payment Date (other than any such Registered Debt Security whose Maturity is prior to such Interest Payment Date), interest the Stated Maturity of which is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Registered Convertible Debt Security on such Regular Record Date. No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time before the close of business on the Conversion Date. No fractional shares will be issued upon conversion, but in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of the Common Stock at the close of business on the day of conversion. (Sections 307, 1202 and 1203)

  A Holder delivering a Convertible Debt Security for conversion will not be required to pay any stamp and similar taxes or duties in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder of the Convertible Debt Security. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid. (Sections 1202 and 1208)

  The Conversion Price is subject to adjustment in certain events, including:
(a) dividends (and other distributions) payable in Common Stock on shares of capital stock of the Company, (b) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then current market price (determined as provided in the Indenture) of the Common Stock, (c) subdivisions, combinations and reclassifications of Common Stock and (d) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, cash or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash out of the consolidated retained earnings of the Company and mergers and consolidations to which the last paragraph of this section applies). The Company reserves the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Price. (Section 1204) Notices of any adjustments to the Conversion Price pursuant to this paragraph will be given to all Holders in the manner required in the Indenture. (Section 1205)

  If at any time the Company makes a distribution of property to its stockholders which would be taxable to the stockholders as a dividend for federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends on Common Stock or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Convertible Debt Securities are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to Holders of Convertible Debt Securities.

  In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Company, each Convertible Debt Security then outstanding will, without the consent of the Holder of any Convertible Debt Security or Coupon, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Convertible Debt Security was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Convertible Debt Security was then convertible). (Section 1211)

REGISTRATION, TRANSFER, PAYMENT AND PAYING AGENTS

  The Indentures provide that the Company may issue Debt Securities in registered form only, in bearer form only, or in both registered and bearer form.

  Unless otherwise indicated in the applicable Prospectus Supplement, Registered Securities will be issued in denominations of $1,000 or any integral multiple thereof, without interest Coupons, and definitive Bearer Securities will be issued in denominations of $1,000 and $10,000, with interest Coupons attached. (Section 302)

  Unless otherwise indicated in the applicable Prospectus Supplement, the principal, premium, if any, and interest on the Registered Securities will be payable, Registered Securities may be surrendered for registration of transfer or exchange and Registered Securities may be surrendered for conversion at an office or agency to be maintained by the Company in the Borough of Manhattan, The City of New York, provided that payments of interest with respect to any Registered Security may be made at the option of the Company by check mailed to the address of the person entitled thereto or by transfer to an account maintained by the payee with a bank located in the United States. No service charge shall be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses that may be imposed in connection therewith, except in certain circumstances. (Sections 305, 307 and 1002)

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of, premium, if any, and interest on Bearer Securities will be made, and Bearer Securities may be presented for conversion, subject to any applicable laws and regulations, at such office or agency outside the United States as is specified in the applicable Prospectus Supplement and as the Company may designate from time to time. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest due on Bearer Securities on any Interest Payment Date will be made only against surrender of the Coupon relating to such Interest Payment Date. Unless otherwise indicated in the applicable Prospectus Supplement, no payment of principal, premium or interest or surrender for conversion with respect to any Bearer Security will be made at any office or agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that payment with respect to Bearer Securities may be made and any Bearer Securities may be surrendered for conversion, if applicable, at the Corporate Trust Office of the applicable Trustee or at any office or agency designated by the Company in the Borough of Manhattan, The City of New York, if (but only if) payment of the full amount of such principal, premium or interest or the surrender of Bearer Securities for conversion at all offices outside of the United States maintained for such purpose by the Company is illegal or effectively precluded by exchange controls or similar restrictions. (Sections 307 and 1002)

  Unless otherwise indicated in the applicable Prospectus Supplement, Bearer Securities (provided that all unmatured related Coupons and matured related Coupons in default are attached) will be exchangeable for an equal aggregate principal amount of Registered Securities of the same series in denominations of $1,000 and integral multiples thereof without Coupons, and Registered Securities will be exchangeable for an equal aggregate principal amount of Registered Securities of different denominations, in each case without service charge (other than the cost of delivery) but upon payment of any taxes and other governmental charges, except in certain circumstances. Bearer Securities may be exchanged for Registered Securities of the same series by surrender of such Bearer Securities to be exchanged at any applicable Office or Agency for such series, with all unmatured Coupons and all matured Coupons in default thereto appertaining. If and so long as Registered Securities of a series are represented solely by a global Debt Security (see "Global Securities" below), a Bearer Security may be exchanged for a beneficial interest in such global Debt Security only by and through a DTC Participant (as defined in "Global Securities" below). In case a Bearer Security of any series is surrendered at any such Office or Agency for such series in exchange for a Registered Security of such series and like tenor after the close of business at such Office or Agency on (i) any Regular Record Date and before the opening of business at such Office or Agency on the relevant Interest Payment Date, or
(ii) any Special Record Date and before the opening of business at such Office or Agency on the related date for payment of Defaulted Interest, such Bearer Security shall be surrendered without the Coupon relating to such Interest Payment Date or proposed date for payment of Defaulted Interest, as the case may be, and interest or Defaulted Interest, as the case may be, shall not be payable on such Interest Payment Date or proposed date for payment of Defaulted Interest, as the case may be, in respect of the Registered Security issued in exchange for such Bearer Security, but shall be payable only to the Holder of such Coupon when due in accordance with the provisions of the Indentures. Unless otherwise indicated in the applicable Prospectus Supplement, Registered Securities will not be exchangeable for Bearer Securities. Registered Securities shall be registered as provided in the Indenture. (Section 305)

  Unless otherwise indicated in the applicable Prospectus Supplement, the Company shall not be required (i) to issue, register the transfer of or exchange any Debt Securities during a period beginning at the opening of business 15 days before the day of the selection for redemption of such Debt Securities and ending at the close of business on the day of such selection, or (ii) to register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except, in the case of any Debt Security to be redeemed in part, the portion thereof not to be redeemed, or
(iii) to exchange any Bearer Security so selected for redemption except, to the extent provided with respect to such Bearer Security, that such Bearer Security may be exchanged for a Registered Security of like tenor and the same series, provided that such Registered Security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of Indenture or (iv) to issue, register the transfer of or exchange any Debt Security which, in accordance with its terms, has been surrendered for repayment at the option of the holder of such Debt Security, except the portion, if any, of such Security not to be so repaid. (Section
305)

GLOBAL SECURITIES

  The Debt Securities may be issued in whole or in part in the form of one or more global securities, each of which will be deposited with, or on behalf of, a depository (a "Depository"). Global Debt Securities may be issued in either registered or bearer form and in either temporary or permanent form. The Company anticipates that Bearer Securities will be represented initially by a temporary global Debt Security in bearer form, without interest Coupons or conversion rights, which will be deposited on the applicable closing date on behalf of subscribers for the Bearer Securities represented thereby with a common depository in London for their respective accounts at Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear Clearance System ("Euroclear"), or Cedel Bank, S.A. ("Cedel"). Upon deposit of the temporary global Debt Security, Euroclear or Cedel, as the case may be, will credit each subscriber with a principal amount of Bearer Securities equal to the principal amount thereof for which it has subscribed and paid. The temporary global Debt Security will be exchangeable for definitive Bearer Securities in denominations of $1,000 and $10,000 or other authorized denominations, each with related interest Coupons attached, or Registered Securities in denominations of $1,000 or an integral multiple thereof, if permitted by the rules and procedures then in effect of Cedel, Euroclear and The Depository Trust Company ("DTC"), commencing on the exchange date specified in the applicable Prospectus Supplement (the "Exchange Date"), if permitted. Exchange for definitive Bearer Securities will be made only upon certification that the beneficial owners of such Bearer Securities are not United States persons (as defined below) or other persons who have purchased such Bearer Securities for resale to United States persons. No Bearer Debt Security so delivered in exchange will be mailed or otherwise delivered to any location in the United States. The temporary global Debt Security will be exchangeable for Registered Securities in denominations of $1,000 or an integral multiple thereof at any time without certification of non-U.S. status; provided that such exchange is permitted by the rules and procedures then in effect of Cedel and Euroclear, and provided, further, that if and so long as Registered Securities of a series are represented solely by a global Debt Security, such exchange may be effected only by and through a DTC Participant (as defined below). A beneficial owner must exchange its share of the global Debt Security in bearer form for definitive Debt Securities, in either registered or bearer form, before payments can be collected or conversion rights exercised. (Section 304) Any additional or differing terms of the depository arrangements will be described in the Prospectus Supplement relating to a particular series of Debt Securities issued in the form of temporary global Debt Securities.

  In addition, the Company anticipates that any global Debt Security in registered form will be deposited with, or on behalf of DTC, and that such global Debt Security will be permanent and will be registered in the name of Cede & Co., DTC's nominee. The Company further anticipates that the following provisions will apply to the Depository arrangements with respect to any such global Debt Security in registered form. Any additional or differing terms of the Depository arrangements will be described in the Prospectus Supplement relating to a particular series of Debt Securities issued in the form of global Debt Securities.

  So long as DTC or its nominee is the registered owner of a global Debt Security, DTC or its nominee, as the case may be, will be considered the sole Holder of the Debt Securities represented by such global Debt Security for all purposes under the applicable Indenture. Except as described below, owners of beneficial interests in a global Debt Security will not be entitled to have Debt Securities represented by such global Debt Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the owners or Holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form; accordingly, such laws may limit the transferability of beneficial interests in a global Debt Security.

  Unless otherwise specified in the applicable Prospectus Supplement, each global Debt Security in registered form will be exchangeable for definitive Registered Securities of the same series only if (i) DTC notifies the Company that it is unwilling or unable to continue as Depository or DTC ceases to be a clearing agency registered under the Exchange Act (if so required by applicable law or regulation) and, in either case, a successor Depository is not appointed by the Company within 90 days after the Company receives such notice or becomes aware of such ineligibility, (ii) the Company in its sole discretion determines that the global Debt Securities shall be exchangeable for definitive Registered Securities and delivers a Company Order to the Trustee to such effect or (iii) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Debt Securities of any series. Upon any such exchange, owners of a beneficial interest in the global Debt Security or Securities in registered form will be entitled to physical delivery of individual Debt Securities in definitive form of like tenor, terms and rank, equal in principal amount to such beneficial interest, and to have such Debt Securities in definitive form registered in the names of the beneficial owners, which names shall be provided by DTC's relevant participants (as identified by DTC) to the Trustee. Unless otherwise described in the applicable Prospectus Supplement, Debt Securities so issued in definitive form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without Coupons. (Section 305)

  The following is based on information furnished to the Company:

  DTC will act as securities Depository for the global Debt Securities in registered form. These Debt Securities will be issued as fully Registered Securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Debt Security certificate will be issued and deposited with DTC with respect to each series of Debt Securities, each in the aggregate principal amount of such series (except that if the aggregate principal amount of a series of Debt Securities exceeds $200 million (or such other amount as shall be permitted by DTC from time to time) one certificate will be issued with respect to each $200 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such series).

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

  Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner will not receive written confirmation from DTC of its purchase, but is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Debt Securities are accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued.

  To facilitate subsequent transfers, the Debt Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts such Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

  Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. will consent or vote with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

  Principal payments, premium payments, if any, and interest payments, if any, on the registered Debt Securities in global form will be made to Cede & Co. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from the issuer, on the payment date in accordance with their respective holdings as shown on DTC's records. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and are the responsibility of such Direct and Indirect Participants and not of DTC, the Trustee, the Company or Thermo Electron, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal (premium, if any) and interest, if any, to Cede & Co. is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  If applicable, redemption notices shall be sent to DTC. If less than all of the Debt Securities of a series represented by global Debt Securities in registered form are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

  To the extent that any Debt Securities provide for repayment or repurchase at the option of the Holders thereof, a Beneficial Owner shall give notice of any option to elect to have its interest in the global Debt Security repaid by the Company, through its Participant, to the Trustee, and shall effect delivery of such interest in a global Debt Security by causing the Direct Participant to transfer the Participant's interest in the global Debt Security or Securities representing such interest, on DTC's records, to such Trustee. The requirement for physical delivery of Debt Securities in connection with a demand for repayment will be deemed satisfied when the ownership rights in the global Debt Security or Securities representing such Debt Securities are transferred by Direct Participants on DTC's records and followed by a book-entry credit of the tendered Debt Securities to the Trustee's account.

  DTC may discontinue providing its services as Depository with respect to the Debt Securities at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor Depository is not appointed, Debt Security certificates are required to be printed and delivered.

  The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor Depository). In that event, Debt Security certificates will be printed and delivered.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company and Thermo Electron believe to be reliable, but the Company and Thermo Electron take no responsibility for the accuracy thereof.

  None of the Company, Thermo Electron, the Trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global Debt Security, or for maintaining, supervising or reviewing any records relating to such beneficial interest.

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

  In compliance with United States tax laws and regulations, Bearer Securities may not be offered or sold prior to the Exchange Date specified in the applicable Prospectus Supplement, or at any time if part of a distributor's unsold allotment, to a person who is within the United States or to a United States person other than (i) certain financial institutions located outside the United States that agree in writing to comply with the requirements of
Section 165(j)(3)(A), (B), or (C) of the United States Internal Revenue Code of 1986, as amended (the "Code") and the regulations thereunder, (ii) the United States offices of exempt distributors, or (iii) United States offices of international organizations or foreign central banks. United States tax laws and regulations also require that Bearer Securities not be mailed or otherwise delivered to any location in the United States. Any underwriters, agents and dealers participating in the offering of Debt Securities must covenant that they will not offer or sell during the applicable restricted period (as defined in the Code and the regulations thereunder) any Bearer Securities within the United States or to United States persons (other than the persons described above) or deliver in connection with the sale of Bearer Securities during the restricted period any Bearer Securities within the United States, and that they have in effect procedures reasonably designed to ensure that their employees and agents who are directly engaged in selling the Bearer Securities are aware of the restrictions described above. No definitive Bearer Security will be delivered in connection with its original issuance nor will interest be paid on any Bearer Security until receipt of written certification of non-U.S. status described above under "--Global Securities."

  As used herein, "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States, any estate, the income of which is subject to United States federal income taxation regardless of its source, and any trust if a court within the United States is able to exercise primary supervision of the administration thereof and one or more United States persons has the authority to control all substantial decisions thereof, or any other person included within the definition of United States person under the Code and the regulations thereunder; and "United States" means the United States of America (including the states thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction. Purchasers of Bearer Securities will be subject to certification procedures and may be affected by certain limitations under United States tax laws. (Section 101)

  Unless otherwise indicated in the applicable Prospectus Supplement, the temporary global Bearer Security and the definitive Bearer Securities and interest Coupons will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code." The sections referred to in such legend provide that any United States person holding a Bearer Security or interest Coupon, with certain limited exceptions, will not be entitled to deduct any loss incurred with respect to such Bearer Security or interest Coupon and will not be entitled to any capital gain treatment with respect to any sale, redemption or other disposition of such Bearer Security or interest Coupon but will be taxed thereon at ordinary income rates instead.

REDEMPTION

 Redemption at the Option of the Company.

  The applicable Prospectus Supplement will specify whether or not the Debt Securities will be redeemable at the option of the Company and the terms upon which such Debt Securities may be so redeemed.

  Notice of intention to redeem redeemable Debt Securities will be given in accordance with "Notices" below. In the case of redemption of all Debt Securities of a series, notice will be given by the Trustee not more than 60 nor less than 20 days prior to the Redemption Date. Notices of redemption will specify, among other things, (i) the Redemption Date; (ii) the Redemption Price, and accrued interest, if any; (iii) in the case of a partial redemption, the identification and aggregate principal amount of Debt Securities to be redeemed and the aggregate principal amount of the Debt Securities which will be outstanding after such partial redemption; (iv) that, on the Redemption Date, the Redemption Price shall become due and payable upon each such Debt Security or portion thereof to be redeemed, and, if applicable, that interest thereon shall cease to accrue on and after said date; (v) if applicable, the Conversion Price, the date on which the right to convert the Debt Securities to be redeemed will terminate and the places where such Debt Securities, together with all unmatured Coupons and any matured Coupons in default appertaining thereto, may be surrendered for conversion; (vi) the place or places where such Securities, together (in the case of Bearer Securities) with all Coupons appertaining thereto, if any, maturing after the Redemption Date, are to be surrendered for payment of the Redemption Price and any accrued interest and Additional Amounts pertaining thereto; (vii) that the redemption is for a sinking fund, if such is the case; (viii) that, unless otherwise specified in such notice, Bearer Securities of any series, if any, surrendered for redemption must be accompanied by all Coupons maturing subsequent to the Redemption Date or the amount of any such missing Coupon or Coupons will be deducted from the Redemption Price, unless security or indemnity satisfactory to the Company, the Trustee and any Paying Agent is furnished; and (ix) if Bearer Securities of any series are to be redeemed and any Registered Securities of such series are not to be redeemed, and if such Bearer Securities may be exchanged for Registered Securities not subject to redemption on the Redemption Date, the last date, as determined by the Company, on which such exchanges may be made. All redemption notices are irrevocable, except in the case of certain redemptions for taxation reasons specified in the next succeeding subsection. (Section 1104).

 Redemption for Taxation Reasons

  If the Company has or will become obligated to pay Additional Amounts (as described below under "Payment of Additional Amounts to Non United States Persons") as a result of any change in, or amendment to, the laws (including any regulations or rulings promulgated thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, or any change in, or amendment to, the application or official interpretation of such laws, regulations or rulings (any such change or amendment being herein referred to as a "Tax Law Change"), and such obligations cannot be avoided by the Company taking reasonable measures available to it, the Debt Securities held by Persons who are not United States persons and to whom such Additional Amounts have or will become payable (the "Tax Affected Debt Securities") may be redeemed, at the option of the Company, in whole but not in part. Such redemption of Tax Affected Debt Securities shall be upon not less than 20 nor more than 60 days' prior notice as provided under "Notices" below, at a redemption price equal to 100% of the principal amount of the Tax Affected Debt Securities, plus accrued interest to the redemption date and any Additional Amounts then payable; provided, however, that (1) no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay any such Additional Amounts were a payment in respect of the Tax Affected Debt Securities then due and (2) at the time such notice of redemption is given, the obligation to pay such Additional Amounts remains in effect. Prior to the publication of any notice of redemption pursuant to this paragraph, the Company shall deliver to the Trustee (a) a certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company so to redeem have occurred and (b) an opinion of counsel selected by the Company to the effect that the Company has or will become obligated to pay such Additional Amounts as a result of a Tax Law Change. The Company's right to redeem the Tax Affected Debt Securities shall continue as long as the Company is obligated to pay such Additional Amounts, notwithstanding that the Company shall have theretofore made payments of Additional Amounts. (Section 1102)

  In addition, if the Company determines, based upon a written opinion of counsel selected by the Company, that, as a result of a Tax Law Change, any payment made outside the United States by the Company or any of its Paying Agents of the full amount of principal, premium, if any, or interest due with respect to any Bearer Debt Security or Coupon appertaining thereto would be subject to any certification, identification or other information reporting requirement of any kind, the effect of which is the disclosure to the Company, any Paying Agent or any governmental authority of the nationality, residence or identity of a beneficial owner of such Bearer Debt Security or Coupon who is not a United States person as defined below under "Payment of Additional Amounts to Non United States Persons" (other than such a requirement (a) which would not be applicable to a payment made by the Company or any one of its Paying Agents (i) directly to the beneficial owner or (ii) to any custodian, nominee or other agent of the beneficial owner, (b) which can be satisfied by the custodian, nominee or other agent certifying that the beneficial owner is not a United States person, provided that in each case referred to in clauses
(a) (ii) and (b) payment by such custodian, nominee or other agent to such beneficial owner is not otherwise subject to any such requirement, or (c) which would not be applicable but for the fact that a Bearer Debt Security constitutes a "United States real property interest," as defined in Section 897(c)(1) of the Code, with respect to the beneficial owner of such Bearer Debt Security, the Company at its election will either (x) redeem the Bearer Securities, as a whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus accrued interest to the redemption date, or
(y) if and so long as the conditions of the third paragraph under "Payment of Additional Amounts to Non United States Persons" are satisfied, pay the Additional Amounts specified in such paragraph. The Company will make such determination and election and notify the Trustee thereof in writing as soon as practicable, and the Trustee will promptly give notice of such determination (the "Determination Notice"), in each case stating the effective date of such certification, identification or information reporting requirement, whether the Company will redeem the Bearer Securities or will pay the Additional Amounts specified in the third paragraph under "Payment of Additional Amounts" and (if applicable) the last date by which the redemption of the Bearer Securities shall take place. If the Company elects to redeem the Bearer Securities, such redemption shall take place on a date not later than one year after publication of the Determination Notice, as the Company elects by notice in writing to the Trustee at least 75 days before that date, unless shorter notice is acceptable to the Trustee. Notwithstanding the foregoing, the Company shall not be required to so redeem the Bearer Securities if the Company, based upon a written opinion of counsel selected by the Company, subsequently determines, not less than 30 days prior to the Redemption Date, that subsequent payments would not be subject to any such requirement, in which case the Company will notify the Trustee in writing of its determination not to so redeem the Bearer Securities, and the Trustee will promptly give notice to the Holders of the Bearer Securities of that determination and any earlier redemption notice will thereupon be revoked and of no further effect. If the Company elects as provided in clause (y) above to pay Additional Amounts, the Company may, as long as the Company is obligated to pay such Additional Amounts, redeem all the Bearer Securities, at any time, as a whole but not in part, at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the redemption date and any Additional Amounts then payable. (Section 1102)

 Repayment at Option of Holder

  Unless otherwise specified in an applicable Prospectus Supplement, each holder of a Convertible Debt Security shall have the right to cause the Company to repay such Convertible Debt Security (or portions thereof in integral multiples of $1,000) for a cash amount equal to 100% of the principal amount thereof plus accrued interest to the redemption date and any Additional Amounts then payable, if a Repayment Event (as defined below) occurs or has occurred. The "Repayment Date" for this purpose shall be the ninetieth (90th) day after the later of the Exchange Date or the date a Repayment Event has occurred. (Section 1502) Notice with respect to the occurrence of a Repayment Event will be given to all Holders of Convertible Debt Securities with repayment rights in accordance with "Notices" below and not later than 30 days after the later of the Exchange Date or the date of such Repayment Event. Notices of repayment will specify, among other things, (i) the Repayment Date; (ii) the date by which the repurchase right must be exercised; (iii) the price at which the Convertible Debt Securities are to be repaid, including accrued interest and Additional Amounts, if any; (iv) if applicable, the Conversion Price then in effect, the date on which the right to convert the Securities to be repaid will terminate and the place or places where such Securities, together (in the case of Bearer Securities) with all unmatured Coupons and any matured Coupons in default appertaining thereto, may be surrendered for conversion; and (v) a description of the repayment right procedures that a Holder must follow and the place or places where such Securities, together (in the case of Bearer Securities) with all Coupons appertaining thereto, if any, maturing after the Repayment Date, are to be surrendered for payment (or the amount of any such missing Coupon or Coupons will be deducted from any amount due to such Holder) and any accrued interest and Additional Amounts, if any, pertaining thereto. (Section 1503)

  To be repaid, a Convertible Debt Security must be received by the Trustee with a duly executed written notice, substantially in the form provided on the reverse side of such Convertible Debt Security, at the place of payment not earlier than 60 days nor later than 30 days prior to the Repayment Date. Each Bearer Convertible Debt Security delivered for repayment must be delivered with all unmatured Coupons. Once notice is given by the Holder to the Paying Agent, it is irrevocable. However, holders of Convertible Debt Securities will retain the right to require such Convertible Debt Securities to be converted into Common Stock until two business days prior to the Repayment Date. (Sections 1201 and 1504)

  A "Repayment Event" shall have occurred if the Common Stock (or other equity securities into which the Debt Securities are then convertible) is neither listed for trading on a United States national securities exchange, the Nasdaq National Market nor approved for trading on an established automated over-the-counter trading market in the United States. (Section 1502)

  Certain of the Company's and/or the Guarantor's existing and future agreements relating to their indebtedness could prohibit the repayment by the Company of the Convertible Debt Securities pursuant to the exercise by a Convertible Debt Security holder of the foregoing option, depending on the financial circumstances of the Company and/or the Guarantor at the time any such repayment may occur, because such repayment could cause a breach of certain financial ratio and/or other covenants contained in such agreements. Such a breach may constitute an event of default under such indebtedness and thereby restrict the Company's ability to repay the Convertible Debt Securities. See "Subordination of Debt Securities" and "Subordination of Guarantees" above.

COVENANTS OF THE COMPANY

  The Indenture does not contain any financial covenants or similar restrictions respecting the Company or Thermo Electron, and in the absence of such provisions, holders of the Debt Securities will have no protection (other than their rights upon an event of default, as described under "Events of Default" below) from adverse changes in the Company's or Thermo Electron's financial condition. The Indenture also does not contain provisions which may afford the holders of any of the Debt Securities protection in the event of a highly leveraged transaction or similar transaction involving the Company or Thermo Electron. Any such provisions, if applicable to any Debt Securities, will be described in the Prospectus Supplement or Prospectus Supplements relating thereto.

PAYMENT OF ADDITIONAL AMOUNTS TO NON UNITED STATES PERSONS

  Unless otherwise specified in an applicable Prospectus Supplement, the Company will pay to the holder of any Debt Security or any related Coupon who is not a United States person (as defined below) such additional amounts ("Additional Amounts") as may be necessary in order that every net payment of the principal of, premium, if any, and interest on such Debt Security, after withholding for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority thereof or therein, will not be less that the amount provided for in such Debt Security or in such Coupon to be then due and payable; provided, however, that the foregoing obligations to pay Additional Amounts shall not apply to any one or more of the following:

    (a) any tax, assessment or other governmental charge which would not have been so imposed but for (i) the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member, stockholder of or possessor of a power over such Holder, if such Holder is an estate, a trust, a partnership or a corporation) and the United States or any political subdivision or taxing authority thereof or therein, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, stockholder or possessor) being or having been a citizen or resident of the United States or treated as a resident thereof, or being or having been engaged in trade or business or present therein, or having had a permanent establishment therein, (ii) such Holder's present or former status as a personal holding company, a foreign personal holding company with respect to the United States, a controlled foreign corporation, a passive foreign investment company, or a foreign private foundation or foreign tax exempt entity for United States tax purposes, or a corporation which accumulates earnings to avoid United States Federal income tax, or (iii) such Holder's status as a bank extending credit pursuant to a loan agreement entered into in the ordinary course of business;

    (b) any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the Holder of such Debt Security or any related Coupon for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

    (c) any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or governmental charge;

    (d) any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with any certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the United States of the Holder or beneficial owner of such Debt Security or any related Coupon, if compliance is required by statute or by regulation or ruling of the United States Treasury Department as a precondition to exemption from such tax, assessment or other governmental charge;

    (e) any tax, assessment or other governmental charge which is payable otherwise than by deduction or withholding from payments of principal of, premium, if any, or interest on such Debt Security;

    (f) any tax, assessment or other governmental charge imposed as a result of a Person's past or present actual or constructive ownership, including by virtue of the right to convert Debt Securities, of 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote;

    (g) any tax, assessment or other governmental charge required to be withheld by any Paying Agent from any payment of the principal of, premium, if any, or interest on such Debt Security, if such payment can be made without such withholding by any other Paying Agent in Western Europe;

    (h) any tax, assessment or other governmental charge imposed on a Holder that is a partnership or a fiduciary, but only to the extent that any beneficial owner or member of the partnership or beneficiary or settlor with respect to the fiduciary would not have been entitled to the payment of Additional Amounts had the beneficial owner, member, beneficiary or settlor directly received its beneficial or distributive stock of payments on such Debt Security;

    (i) any tax, assessment or other governmental charge which would not have been imposed but for the fact that such Debt Security constitutes a "United States real property interest," as defined in Section 897(c)(1) of the Internal Revenue Code, and the regulations thereunder, with respect to the beneficial owner of such Debt Security; or

    (j) any combination of items (a), (b), (c), (d), (e), (f), (g), (h) and
  (i). (Section 1004)

  As used herein, "United States" means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction and a "United States person" is a person that is, for United States federal income tax purposes,
(a) a citizen or a resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of source, (d) any trust if a court within the United States is able to exercise primary supervision of the administration thereof and one or more United States persons has the authority to control all substantial decisions thereof, or (e) any other person included within the definition of United States person under the Code and the regulations thereunder. (Sections 101 and
1004)

  Notwithstanding the foregoing, if and so long as a certification, identification or other information reporting requirement referred to in the second paragraph under "Redemption for Taxation Reasons" above would be fully satisfied by payment of a backup withholding tax or similar charge, the Company may elect, by so stating in the Determination Notice, to have the provisions of this paragraph apply in lieu of redeeming the Bearer Debt Security pursuant to such second paragraph. In such event, the Company will pay as Additional Amounts such amounts as may be necessary so that every net payment made, following the effective date of such requirements, outside the United States by the Company or any Paying Agent of principal of, and premium, if any, due in respect of any Bearer Debt Security, or interest represented by any Coupon, the beneficial owner of which is not a United States person (but without any requirement that the nationality, residence or identity of such beneficial owner be disclosed to the Company, any Paying Agent or any governmental authority), after deduction or withholding for or on account of such backup withholding tax or similar charge, other than a backup withholding tax or similar charge which is (a) the result of a certification, identification or information reporting requirement described in the first parenthetical clause of such second paragraph, (b) imposed as a result of the fact that the Company or any Paying Agent has actual knowledge that the beneficial owner of such Bearer Debt Security or Coupon is within the category of persons described in clause (a) of the first paragraph under this heading or (c) imposed as a result of presentation of such Bearer Debt Security or Coupon for payment more than 15 days after the date on which such payment becomes due and payable or on which payment thereof is duly provided for, whichever occurs later, will not be less than the amount provided for in such Bearer Debt Security or Coupon to be then due and payable. (Section 1004)

EVENTS OF DEFAULT

  The following are Events of Default under the Indentures with respect to Debt Securities of any series: (a) failure to pay any interest on, or any Additional Amounts payable in respect of any interest on, any Debt Security of that series when due, continued for 10 days, and in the case of the Subordinated Securities, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture; (b) failure to pay principal or any premium on any Debt Security of that series when due, upon maturity, redemption or otherwise, and in the case of the Subordinated Securities, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture; (c) default in the deposit of any sinking fund payment or analogous payment, when due by the terms of the Debt Securities of that series, and in the case of the Subordinated Securities, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture; (d) failure to perform any other covenant or breach of a warranty of the Company or Thermo Electron in the applicable Indenture (other than a covenant expressly included in such Indenture solely for the benefit of a series of Debt Securities other than that series) or any Debt Security of such series, continued for 60 days after written notice as provided in the applicable Indenture; (e) any acceleration of the maturity of any indebtedness of the Company for borrowed money in an aggregate principal amount exceeding $25,000,000, unless otherwise specified in the applicable Prospectus Supplement, or a failure to pay such indebtedness at its stated maturity, if such indebtedness is not discharged or such acceleration is not rescinded or annulled within 20 days after written notice as provided in the Indentures; (f) certain events of bankruptcy, insolvency or reorganization of the Company or Thermo Electron; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501) No Event of Default with respect to any particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. The Indentures provide that the Trustee thereunder may withhold notice to the holders of the Debt Securities of any series of the occurrence of a default with respect to the Debt Securities of such series (except a default in payment of principal, premium, if any, interest, Additional Amounts, if any, or sinking fund payments, if any) if the Trustee considers it in the interest of the Holders to do so. (Section 602) If an Event of Default with respect to Debt Securities of any series at the time outstanding shall occur and be continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Debt Securities of that series may declare the principal amount of all Debt Securities of that series (or if any Debt Securities of such series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) to be due and payable immediately; provided that in the case of certain events of bankruptcy, insolvency or reorganization, such principal amount (or portion thereof), premium, if any, interest and Additional Amounts, if any, shall automatically become due and payable. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of the Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502) For information as to waiver of default, see "Modifications, Waivers and Meetings." Reference is made to the Prospectus Supplement relating to each series of Debt Securities which are Original Issue Discount Securities or Indexed Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities or Indexed Securities upon the occurrence of an Event of Default and the continuation thereof.

  The Indentures provide that, subject to the duty of the respective Trustees thereunder during default to act with the required standard of care, such Trustee will be under no obligation to exercise any of its rights or powers under the respective Indentures at the request or direction of any of the Holders of the Debt Securities unless they shall have offered to such Trustee reasonable indemnity. (Section 601) Subject to such provisions for indemnification of the Trustees, the Holders of a majority in principal amount of the Debt Securities of any series affected will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or exercising any trust or power conferred on such Trustee, with respect to the Debt Securities of such series. (Section 512)

  No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the applicable Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity to such Trustee to institute such proceeding as trustee, and (iii) such Trustee for 60 days after receipt of such notice has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest or Additional Amounts on such Debt Security on or after the applicable due date specified in such Debt Security or the right to convert such Debt Security. (Section 508)

  Thermo Electron and the Company will each be required to furnish to the Trustees annually a statement as to whether there is a default in the performance or observance of certain covenants. (Section 1005)

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  Upon the direction of the Company, the Indenture shall cease to be of further effect with respect to any series of Debt Securities and any Coupons appertaining thereto issued thereunder specified by the Company (subject to the survival of certain provisions thereof, including the obligation to pay Additional Amounts to the extent described below) when (i) either (A) all outstanding Debt Securities of such series and, in the case of Bearer Securities, all Coupons appertaining thereto, have been delivered to the Trustee for cancellation (subject to certain exceptions) or (B) all Debt Securities of such series have become due and payable or will become due and payable at their stated maturity within one year and such securities are not convertible or exchangeable for other securities or are to be called for redemption within one year and such securities are not convertible or exchangeable for other securities, and the Company or Thermo Electron have irrevocably deposited with the Trustee, in trust, funds in Dollars in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest, if any (and, to the extent that (x) the Debt Securities of such series provide for the payment of Additional Amounts upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on such Debt Securities and (y) the amount of any such Additional Amounts is at the time of deposit reasonably determinable by the Company, any such Additional Amounts) to the date of such deposit (if such Debt Securities have become due and payable) or to the Maturity thereof, as the case may be, (ii) the Company or Thermo Electron have paid all other sums payable under the Indenture with respect to the Debt Securities of such series, and (iii) certain other conditions are met. If the Debt Securities of any such series provide for the payment of Additional Amounts, the Company will remain obligated, following such deposit, to pay (and the Guarantee of Thermo Electron will continue to apply to such payment of) Additional Amounts on such Debt Securities to the extent that the amount thereof exceeds the amount deposited in respect of such Additional Amounts as aforesaid. (Section 401)

  If so provided in the applicable Prospectus Supplement, the Company may elect with respect to any series of Debt Securities either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for, among other things, the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of taxation, assessment or governmental charge with respect to payments on such Debt Securities to the extent that the amount thereof exceeds the amount deposited in respect of such Additional Amounts as provided below, and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities, to hold moneys for payment in trust, and, if applicable, to exchange or convert such Debt Securities into other securities in accordance with their terms) ("defeasance"), or (b) to omit to comply with its obligations with respect to certain restrictive covenants in Section 1005 (Statement as to Compliance), Section 102 (Compliance Certificates and Opinions), and, to the extent specified pursuant to Section 301, any other covenant applicable to such Debt Securities in the Indenture, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to the Debt Securities of such series ("covenant defeasance"), in either case upon the irrevocable deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of an amount, in U.S. dollars and/or Government Obligations (as defined in the Indenture) which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and any interest on (and, to the extent that (x) the Debt Securities of such series provide for the payment of Additional Amounts and (y) the amount of any such Additional Amounts is at the time of deposit reasonably determinable by the Company, any such Additional Amounts with respect to) such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the due dates therefor, whether upon maturity, redemption or otherwise. (Section 402)

  Such defeasance or covenant defeasance shall only be effective if, among other things, (i) it shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement to which the Company is a party or is bound, and (ii) the Company has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the holders of such Debt Securities and Coupons appertaining thereto will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance, as the case may be, and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. It shall also be a condition to the effectiveness of such defeasance (but not covenant defeasance) that no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to Debt Securities and Coupons appertaining thereto of such series shall have occurred and been continuing on the date of, or during the period ending on the 91st day after the date of, such deposit into trust. (Section 402)

  In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than an Event of Default with respect to any other covenant as to which there has been covenant defeasance, the amount of monies and/or Government Obligations deposited with the Trustee to effect such covenant defeasance may not be sufficient to pay amounts due on such Debt Securities and Coupons appertaining thereto at the time of any acceleration resulting from such Event of Default. However, the Company and Thermo Electron would remain liable to make payment of such amounts due at the time of acceleration.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting or restricting such defeasance or covenant defeasance with respect to the Debt Securities of a particular series.

MODIFICATION, WAIVERS AND MEETINGS

  The Indenture contains provisions permitting the Company, Thermo Electron and the Trustee thereunder, with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series and affected by a modification or amendment, to modify or amend any of the provisions of the Indenture or of the Debt Securities of such series or the rights of the holders of the Debt Securities of such series under the Indenture, provided that no such modification or amendment shall, among other things, (i) change the Stated Maturity of the principal of, or premium, if any, or any installment of principal or interest on or Additional Amounts with respect to any Debt Securities or any sinking fund or analogous payment with respect thereof or reduce the principal amount thereof or any premium thereon, or the rate of interest thereon (or modify the calculation of such rate), or change the obligation of the Company to pay Additional Amounts, or reduce the amount of principal of any Debt Security that would be due and payable upon an acceleration of the maturity thereof, or adversely affect any right of repayment at the option of any Holder, or change the provisions of the Indentures relating to the Place of Payment for Bearer Debt Securities being located outside the United States, or the Currency in which the principal of, any premium or interest on, or any Additional Amounts with respect to any Debt Security or any sinking or analogous fund payment in respect thereof, is payable, or impair the Holder's right to institute suit to enforce the payment of any such Debt Securities, or (ii) reduce the aforesaid percentage in principal amount of Debt Securities of any series, the consent of the Holders of which is required for any such modification or amendment or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) or reduce the requirements for a quorum or voting at a meeting of holders of such Debt Securities. (Section 902) The Indenture also contains provisions permitting the Company, Thermo Electron and the Trustee, without the consent of the holders of any Debt Securities issued thereunder, to modify or amend the Indenture in order to, among other things, (a) add to the Events of Default or the covenants of the Company or Thermo Electron for the benefit of the holders of all or any series of Debt Securities; (b) to add or change any provisions of the Indenture to facilitate the issuance of Bearer Securities; (c) to establish the form or terms of Debt Securities of any series and any related Coupons; (d) to cure any ambiguity or correct or supplement any provision therein which may be defective or inconsistent with other provisions therein, or to make any other provisions with respect to matters or questions arising under the Indenture which shall not adversely affect the interests of the Holders of any series of Debt Securities in any material respect; or (e) to amend or supplement any provision contained in the Indenture, provided that such amendment or supplement does not apply to any Outstanding Debt Securities issued prior to the date of such amendment or supplement and entitled to the benefits of such provision. (Section 901)

  The Holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series and its consequences, except a default in the payment of the principal of, or premium, if any, or interest on or any Additional Amounts with respect to, any Debt Securities or any Coupons appertaining thereto of such series or in respect of a covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of such series affected. (Section 513)

  The Indenture contains provisions for convening meetings of the Holders of Debt Securities of each series. (Section 1601) A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given in accordance with the provisions of the Indenture. (Section 1602) Except for any consent which must be given by the Holder of each outstanding Debt Security affected thereby, as described above, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum (as described below) is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the Holders of a specified percentage, which is less or more than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series and the related Coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series, subject to certain exceptions. (Section 1604)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  Each of the Company and Thermo Electron, without the consent of any Holders of Debt Securities, may consolidate or merge with or into, or transfer or lease its properties or assets substantially as an entirety to, any Person, and any other Person may consolidate or merge with and into, or transfer or lease properties or assets substantially as an entirety to, the Company or Thermo Electron provided that (i) the Person (if other than the Company or Thermo Electron) formed by any such consolidation or into which the Company or Thermo Electron is merged or which acquires or leases the properties or assets of the Company or Thermo Electron substantially as an entirety is a corporation, partnership or trust organized and validly existing under the laws of any United States jurisdiction or, subject to certain additional requirements, a corporation, limited liability company, partnership or trust organized under the laws of a jurisdiction other than the United States, that assumes the Company's or Thermo Electron's obligations on the Debt Securities or the Guarantees, as the case may be, and under the Indentures, (ii) immediately after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing, and (iii) certain other conditions are met. Upon compliance with these provisions by a successor corporation, the Company or Thermo Electron, as the case may be, would be relieved from its obligations under the Securities and the Guarantees, as the case may be, and under the Indenture. (Article Eight)

NOTICES

  Notice to Holders of Registered Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. Notice to Holders of Bearer Securities, if any, will be given by publication in a leading daily newspaper in the English language of general circulation in New York City and, if such Debt Securities are then listed on any stock exchange outside the United States, in a daily newspaper of general circulation in the city that such stock exchange requires. (Section 106)

TITLE

  The Company, Thermo Electron, the Trustee and any agent of the Company, Thermo Electron or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. Title to Bearer Securities passes on delivery. (Section 308)

GOVERNING LAW

  The Indentures, the Debt Securities and the Guarantees will be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts applicable to agreements made or instruments entered into and, in each case, performed in said state, except that the rights, protections, obligations, indemnities and immunities of the Trustee under the Indentures shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of laws principles of either state. (Section 113)

CONCERNING THE TRUSTEE

  The Indentures contain certain limitations on the right of the Trustee, should it become a creditor of the Company or Thermo Electron, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 611) The Trustee will be permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Debt Securities, it must eliminate such conflict or resign. (Section 613)

  The Trustee serves as a depositary of funds of, and performs other services for, Thermo Electron and its subsidiaries, and is trustee and fiscal agent under several other indentures and fiscal agency agreements pursuant to which debentures of Thermo Electron and various of its subsidiaries have been issued.

                             PLAN OF DISTRIBUTION

  The Securities may be sold to or through underwriters or to dealers acting as principals for their own account, and also may be sold directly to other purchasers or through agents.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or Thermo Electron or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company or Thermo Electron and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company or Thermo Electron will be described, in the Prospectus Supplement.

  Under agreements which may be entered into by the Company and, in the case of Debt Securities, Thermo Electron, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Company and Thermo Electron against certain liabilities, including liabilities under the Securities Act.

  Any Securities issued hereunder (other than Common Stock) will be new issues of securities with no established trading market. The Company and Thermo Electron may not apply for the listing of any Securities (other than the Common Stock) on any national securities exchange or on Nasdaq. No assurance can be given as to the liquidity of the trading market for any such Securities.

  Certain of the underwriters, dealers or agents and their associates may be customers of, engage in transactions with, and perform services for, the Company or Thermo Electron in the ordinary course of business.

                            VALIDITY OF SECURITIES

  The validity of the Securities to which this Prospectus relates will be passed upon for the Company and, in the case of Debt Securities, Thermo Electron by Seth H. Hoogasian, Esq., General Counsel of the Company and Thermo Electron. Mr. Hoogasian is a full-time employee of Thermo Electron. The validity of the Securities offered hereby will be passed upon for any relevant Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

  The financial statements of the Company and Thermo Electron incorporated by reference in this Prospectus and the financial statement schedules incorporated by reference in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. The consolidated financial statements of Life Sciences International PLC for the year ended December 31, 1996 have been incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part in reliance upon the report of KPMG Audit Plc, chartered accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, ANY SUCH IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THERMO ELECTRON OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SO-LICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLE-MENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN AND THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                           Prospectus Supplement
The Offering...............................................................  S-3
Recent Developments........................................................  S-5
Use of Proceeds............................................................  S-6
Ratios of Earnings to Fixed Charges........................................  S-6
Price Range of Common Stock and Dividend Policy............................  S-7
Capitalization.............................................................  S-8
Selected Financial Information.............................................  S-9
Capitalization of Thermo Electron.......................................... S-10
Selected Financial Information of Thermo Electron.......................... S-12
Description of Debentures and the Guarantees............................... S-13
United States Taxation for Non-U.S. Persons................................ S-16
Underwriting............................................................... S-19
Legal Matters.............................................................. S-21
                                Prospectus
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
Risk Factors...............................................................    4
The Company................................................................    4
Thermo Electron............................................................    5
Use of Proceeds............................................................    6
Ratios of Earnings to Fixed Charges........................................    6
Description of Debt Securities of the Company and the Guarantees...........    7
Plan of Distribution.......................................................   28
Validity of Securities.....................................................   29
Experts....................................................................   29

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                                 $250,000,000

                        THERMO INSTRUMENT SYSTEMS INC.

                          4% CONVERTIBLE SUBORDINATED
                              DEBENTURES DUE 2005

                      GUARANTEED ON A SUBORDINATED BASIS
                        BY THERMO ELECTRON CORPORATION

                              ------------------

                             PROSPECTUS SUPPLEMENT
                               January 15, 1998

                              ------------------

                                LEHMAN BROTHERS

                             GOLDMAN, SACHS & CO.

                             SALOMON SMITH BARNEY


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